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2012 Update from the CEO

VELOCITY, EXECUTION AND FOCUS

Sergey and I founded Google because we believed that building a great search experience would improve people's lives and, hopefully, the world. And in the decade-plus that's followed, we've been constantly delighted by the ways in which people have used our technology—such as making an artificial limb using old designs discovered online.

But we're always impatient to do better for our users. Excellence matters, and technology advances so fast that the potential for improvement is tremendous. So, since becoming CEO again, I've pushed hard to increase our velocity, improve our execution, and focus on the big bets that will make a difference in the world. Google is a large company now, but we will achieve more, and do it faster, if we approach life with the passion and soul of a start-up.

In April 2011, I began by reorganizing the management team around our core products to improve responsibility and accountability across Google. I also kicked off a big clean-up. Google has so many opportunities that, unless we make some hard choices, we end up spreading ourselves too thin and don't have the impact we want. So we have closed or combined over 30 products, including projects like Knol and Sidewiki. In addition, we gave many of our products, such as Google Search, a visual refresh, and they now have a cleaner, more consistent, and beautiful look.

A BEAUTIFULLY SIMPLE EXPERIENCE ACROSS GOOGLE

Creating a simpler, more intuitive experience across Google has been another important focus. I have always believed that technology should do the hard work—discovery, organization, communication—so users can do what makes them happiest: living and loving, not messing with annoying computers! That means making our products work together seamlessly. People shouldn't have to navigate Google to get stuff done. It should just happen. As Sergey said in the memorable way only he can, "We've let a thousand flowers bloom; now we want to put together a coherent bouquet."

Think about basic actions like sharing or recommendations. When you find a great article, you want to share that knowledge with people who will find it interesting, too. If you see a great movie, you want to recommend it to friends. Google+ makes sharing super easy by creating a social layer across all our products so users connect with the people who matter to them.

When you sign up for Google+, you can use Circles to group people into different categories, such as "Friends," "Family," or "Rocket Scientists," and then engage with them just like in real life. You can recommend great news articles, websites, and videos to specific Circles, or share photos with "Family" straight from your Android device. And the photos are even uploaded for you automatically! To follow people with shared interests, such as photography, just add them to your Circles.

And you can share your own ideas with the world, or a smaller group, via the Google+ Stream and have others respond.

It's still early days, and we have a long way to go. But these are tremendously important changes, and with over 120 Google+ integrations to date (including Google Search, YouTube and Android), we are on the right track. Well over 100 million users are active on Google+, and we're seeing a positive impact across the web, with Google users being able to recommend search results and videos they like—a goal we've had ever since we started the company.

Activity on the Google+ Stream itself is increasing too. We're excited about the tremendous speed with which some people have amassed over one million followers, as well as the depth of the discussions taking place among happy, passionate users—all evidence that we're generating genuine engagement. When I post publicly I get a ton of high quality comments, which makes me happy and encourages me to keep posting. I strongly encourage all of you to follow me on Google+—I love having this new way to communicate and share with all of you!

NEXT-GENERATION SEARCH

Understanding identity and relationships can also help us improve search. Today, most search results are generic, so two strangers sitting next to each other in a café will get very similar answers. Yet everyone's life experiences are unique.

We are all knowledgeable about different things; we have different interests and our preferences—for music, food, vacations, sports, movies, TV shows, and especially people—vary enormously.

Imagine how much better search would be if we added… you. Say you've been studying computer science for awhile like me, then the information you need won't be that helpful to a relative novice and vice versa. If you're searching for a particular person, you want the results for that person—not everyone else with the same name. These are hard problems to solve without knowing your identity, your interests, or the people you care about.

We have an old-time Googler called Ben Smith, who is a good friend of mine. It turns out that he isn't the only Ben Smith in the world! Today, it's tough for Google to find the right Ben for me. Many people share only their public profiles, not their posts, photos, or connections. And privacy considerations certainly limit the information that can be shared between platforms—even if the third parties hosting it were willing to work with Google, which hasn't always been the case.

Google+ helps solve this problem for us because it enables Google to understand people and their connections. So when I search for Ben Smith, I get the real Ben Smith (for me), right there in my search box, complete with his picture. Previously, the search box would just have had the series of letters I had typed, with no real understanding that I was looking for a unique person. This is a huge and important change, and there's a ton more work to do. But this kind of next-generation search in which Google understands real-world entities—things, not strings—will help improve our results in exciting new ways. It's about building genuine knowledge into our search engine.

TAKING ACTIONS

In the early days of Google you would type in a query, we'd return ten blue links, and you would move on fairly happily. Today you want more. If you search for "weather san francisco", chances are you want… the weather in San Francisco right there on the results page, not another click or two away. So that's what we now provide. In fact, before you've even finished typing "weather" into the search box we give you the weather because we've learned that's most likely what you're looking for.

Truly great search is all about turning your needs into actions in the blink of an eye. There is a huge amount of data in the world that isn't publicly available today. Showing it in our results involves deep partnerships across different industries in many countries. It's very similar to the work we did to get Google Maps off the ground.

Last year, for example, we welcomed ITA Software to the Google family. They have strong relationships with the airline industry, and using that data we can now provide more relevant results for travel queries. This means that if you search for "flights from chicago to los angeles", you get a list of the most relevant flights with prices, and you can book directly with the airline—or click on an ad for an online travel agency. We're also experimenting with a feature called Hotel Finder, which enables you to compare prices and book a hotel room right from the results page. It's all about speeding things up so users can get on with the things that matter in their lives.

FROM DESKTOP TO MOBILES AND TABLETS, OH MY

Getting from needs to actions lightning fast is especially important on smaller devices like mobile phones, where screen size is limited and context really matters. That's why I'm so excited about Android. Take Google Maps, one of our best-loved services. With it, you can search for something, perhaps the nearest bookstore, find it, and be shown the way straight there. And you can now turn your phone into a wallet using... Google Wallet. So you can tap, pay, and save while you shop. No more claiming you left your credit card at home when your friend asks you to pay for lunch!

It wasn't always that easy. I remember first meeting Andy Rubin, the creator of Android, back in 2004. At the time, developing apps for mobile devices was incredibly painful. We had a closet full of over 100 phones, and we were building our software pretty much one device at a time. Andy believed that aligning standards around an open source operating system would drive innovation across the mobile industry. At the time, most people thought he was nuts.

Fast forward to today. Android is on fire, and the pace of mobile innovation has never been greater. Over 850,000 devices are activated daily through a network of 55 manufacturers and more than 300 carriers. Android is a tremendous example of the power of partnership, and it just gets better with each version. The latest update, Ice Cream Sandwich, has a beautiful interface that adapts to the form of the device. Whether it's on a phone or tablet, the software works seamlessly.

As devices multiply and usage changes (many users coming online today may never use a desktop machine), it becomes more and more important to ensure that people can access all of their stuff anywhere. Constant downloading is a terrible experience, so I am excited about products like Gmail and Google Docs that work well across Android and desktop. With Chrome now recently available on Android, switching devices becomes painless, too, because all of your tabs are just there across your desktop and Android. You can even click the back button on a different device, and it just works! And with Google Play, movies, books, apps, and games are all accessible from the web or an Android device—no cables, downloading, or syncing required. I think there is a theme here!

In August, we announced plans to acquire Motorola Mobility, a company that bet big on Android very early on. We are excited about the opportunities to build great devices capitalizing on the tremendous success and growth of Android and Motorola's long history of technological innovation. But it's important to reiterate that openness and investment by many hardware partners have contributed to Android's success. So we look forward to working with all of them in the future to deliver outstanding user experiences. Android was built as an open ecosystem, and we have no plans to change that.

LONG-TERM FOCUS

We have always tried to concentrate on the long term, and to place bets on technology we believe will have a significant impact over time. It's hard to imagine now, but when we started Google most people thought search was a solved problem and that there was no money to be made apart from some banner advertising. We felt the exact opposite: that search quality was very poor, and that awesome user experiences would clearly make money.

Today it feels like we're watching the same movie in slow motion over again. We have tremendous new products that were seen as crazy at launch yet now have phenomenal usage. They easily pass the toothbrush test: they are important enough that millions of people use them at least once or twice a day. Take Chrome, for example. In 2008, people asked whether the world really needed another browser. Today Chrome has over 200 million users and is growing fast, thanks to its speed, simplicity, and security. If you don't use Chrome, just try it out, you'll never go back! I promise it won't take too long to install, and if it does you probably need a new computer.

We are seeing phenomenal usage of our web-based applications, too. When we launched Gmail in 2004, most people thought webmail was a toy, but its accessibility—all your email from anywhere, on any device—and insane storage have made it a winner with more than 350 million people. And our enterprise customers love it too. Over 5,000 new businesses and educational establishments now sign up every day.

In 2006, when Google acquired YouTube, we faced a lot of skepticism. Today, YouTube has over 800 million monthly users uploading over an hour of video per second. It enables an activist in Syria to broadcast globally or a young star to build an entertainment network from scratch. YouTube channels have real potential to entertain and educate, as well as to help organize all the amazing videos that are available. So I'm excited we have a new effort working with media powerhouses such as Jay-Z, the Wall Street Journal, and Disney to create channels that appeal to every interest.

People rightly ask how we'll make money from these big bets. We understand the need to balance our short- and longer-term needs because our revenue is the engine that funds all our innovation. But over time, our emerging high-usage products will likely generate significant new revenue streams for Google as well as for our partners, just as search does today. For example, we're seeing a hugely positive revenue impact from mobile advertising, which grew to a run rate of over $2.5 billion by the third quarter of 2011—two and a half times more than at the same point in 2010. Our goal is long-term growth in revenue and absolute profit—so we invest aggressively in future innovation while tightly managing our short-term costs.

LOVE AND TRUST

We have always wanted Google to be a company that is deserving of great love. But we recognize this is an ambitious goal because most large companies are not well-loved, or even seemingly set up with that in mind. We're lucky to have a very direct relationship with our users, which creates a strong incentive for us to do the right thing. For every magic moment we create—like the ability to drop a photo into Google and search by image—we have a very happy user. And when our products don't work or we make mistakes, it's easy for users to go elsewhere because our competition is only a click away.

Users place a lot of trust in Google when they store data, like emails and documents, on our systems. And we need to be responsible stewards of that information. It's why we invest a lot of effort in security and related tools for users, like 2-step verification and encryption, which help prevent unauthorized access to information. The recent changes we made to our privacy policies generated a lot of interest. But they will enable us to create a much better, more intuitive experience across Google—our key focus for the year.

We have always believed that it's possible to make money without being evil. In fact, healthy revenue is essential if we are to change the world through innovation, and hire (and retain) great people. As a child I remember reading about Nikola Tesla, a genius whose impact was severely limited by his failure to make money from his inventions. It was a good lesson. Today, most of our revenue comes from advertising. We take pains to make sure that users know when something is paid for, and we work hard to make these advertisements relevant for users. Better ads are better for everyone—better information or offers for users, growth for businesses, and increased revenue for publishers to fund better content.

Over one million businesses now use Google's advertising products and we're delighted with the ways in which we have helped other companies (both large and small) succeed. I recently heard about a Thai dressmaker whose store was destroyed by floods. To start rebuilding her business, she invested $5 a day in Google AdWords and doubled her revenue. Today over 80 percent of her orders come from the web. Taylor's Bike Shop in Utah, a family-run store, saw increase in sales of over 50 percent when they started using AdWords. Today they maintain a staff of eight people on a steady basis.

At the heart of our business model has always been the belief that we're better off if we can create a larger pie for our partners. We started with AdSense, and Google has paid out over $30 billion to support content on the web since its launch over a decade ago. That is a mighty big check (actually lots of smaller checks!) and I'm delighted we've been able to support our partners with that much resource. The same is true for our newer technologies like DoubleClick for online publishers and AdMob for mobile developers. YouTube also generates healthy revenue for Google and our content partners—in fact, partner ad revenue has more than doubled for the fourth year in a row. One thing I've learned is that if you keep doubling things, it really adds up fast!

All that said, we recognize that we don't get everything right—and that the changes we make, like our recent visual refresh, can initially upset some users (even if they later come to love them). But we don't operate in a static industry, and technology changes so fast that we need to innovate and iterate. Of course, when we do make mistakes we try to fix them as quickly as possible and, if necessary, change the way we do things to prevent problems from arising again. And we work hard to explain what we are doing—and why—because with size comes responsibility.

GOOGLERS

People are a crucial part of Google's long-term success, since companies are no greater than the efforts and ingenuity of their employees. Our goal is to hire the best at every level and keep them. In our experience your working environment is enormously important because people want to feel part of a family in the office, just as they do at home. So we invest in great food, high quality medical care, gyms, and other fitness facilities, as well as cool workspaces that bring people together.

Most important of all, however, we believe that work should be challenging. People are more motivated and have more fun when they work on important projects. Take Google Translate, which we started eight years ago and now enables anyone to translate text in an instant between any two of 64 languages—including Hindi, Arabic and Chinese. That's actually 4032 different pairs of languages you can translate! In fact, by combining it with our voice recognition technology, we've turned mobile phones into pocket translators for millions of users globally. When you work on projects of this magnitude, it's impossible not to wake up excited about work; the chance to make a difference is the greatest motivation anyone can have.

HAPPINESS IS A HEALTHY DISREGARD FOR THE IMPOSSIBLE

When I was a student at the University of Michigan, I went on a summer leadership course. The slogan was "a healthy disregard for the impossible," and it's an idea that has stayed with me ever since. It may sound nuts, but I've found that it's easier to make progress on mega-ambitious goals than on less risky projects. Few people are crazy enough to try, and the best people always want to work on the biggest challenges. We've also found that "failed" ambitious projects often yield other dividends. Believe it or not, the technological innovation behind AdSense, which, as I mentioned earlier, has paid out over $30 billion to partners, was the result of a "failed" more ambitious project to understand the web. The team failed at understanding the web, mostly, I think, because they were distracted by their work making advertisements amazingly relevant.

Last year, the Google+ team decided to integrate multi-person video into their efforts. They had a small committed team that was crazy enough to believe this was possible, and Google+ Hangouts was born. You can now video chat with anyone, anywhere, even from the Great Barrier Reef. It was the same with driverless cars, which we started on in 2008. Today we have driven over 200,000 miles, and Steve Mahan, who is legally blind, recently took a drive in one of them. So the one-sentence summary of how to change the world… work on something that is uncomfortably exciting!

Today the opportunities are greater than ever. Things we used to think were magic, we now take for granted: the ability to get a map instantly, to find information quickly and easily, to choose any video from millions on YouTube rather than just a few TV channels. People are buying more devices and using them more because technology is playing an increasingly important role in our lives. I believe that by producing innovative technology products that touch people deeply, we will enable you to do truly amazing things that change the world. It's a very exciting time to be at Google, and I take the responsibility I have to all of you very seriously.



Larry Page
CEO and Co-Founder

2012 Founders' Letter

INTRODUCTION

Throughout our evolution, from privately held start-up to large, publicly listed company, we have managed Google for the long term—enjoying tremendous success as a result, especially since our IPO in 2004. Sergey and I hoped, though we did not expect, that Google would have such significant impact, and this progress has made us even more impatient to do important things that matter in the world. Our enduring love for Google comes from a strong desire to create technology products that enrich millions of people's lives in deep and meaningful ways. To fulfill these dreams, we need to ensure that Google remains a successful, growing business that can generate significant returns for everyone involved.

CORPORATE STRUCTURE

When we went public, we created a dual-class voting structure. Our goal was to maintain the freedom to focus on the long term by ensuring that the management team, in particular Eric, Sergey and I, retained control over Google's destiny. As we explained in our first founders' letter:

> *"We are creating a corporate structure that is designed for stability over long time horizons. By investing in Google, you are placing an unusual long term bet on the team, especially Sergey and me, and on our innovative approach...*

We want Google to become an important and significant institution. That takes time, stability and independence...

In the transition to public ownership, we have set up a corporate structure that will make it harder for outside parties to take over or influence Google. This structure will also make it easier for our management team to follow the long term, innovative approach emphasized earlier...

The main effect of this structure is likely to leave our team, especially Sergey and me, with increasingly significant control over the company's decisions and fate, as Google shares change hands...

New investors will fully share in Google's long term economic future but will have little ability to influence its strategic decisions through their voting rights...

Our colleagues will be able to trust that they themselves and their labors of hard work, love and creativity will be well cared for by a company focused on stability and the long term...

As an investor, you are placing a potentially risky long term bet on the team, especially Sergey and me. ...Sergey and I are committed to Google for the long term."

I wanted to quote all that because these were the clear, well-publicized expectations we established for investors in 2004. While this decision was controversial at the time, we believe with hindsight it was absolutely the right thing to do. Eight years later, these statements are still remarkably accurate, and everyone involved has realized tremendous benefits as a result. Given Google's success, it's unsurprising that this type of dual-class governance structure is now somewhat standard among newer technology companies.

In our experience, success is more likely if you concentrate on the long term. Technology products often require significant investment over many years to fulfill their potential. For example, it took over three years just to ship our first Android handset, and then another three years on top of that before the operating system truly reached critical mass. These kinds of investments are not for the faint-hearted.

We have protected Google from outside pressures and the temptation to sacrifice future opportunities to meet short-term demands. Long-term product investments, like Chrome and YouTube, which now enjoy phenomenal usage, were made with a significant degree of independence.

We have a structure that prevents outside parties from taking over or unduly influencing our management decisions. However, day-to-day dilution from routine equity-based employee compensation and other possible dilution, such as stock-based acquisitions, will likely undermine this dual-class structure and our aspirations for Google over the very long term. We have put our hearts into Google and hope to do so for many more years to come. So we want to ensure that our corporate structure can sustain these efforts and our desire to improve the world.

EFFECTIVELY A STOCK SPLIT: AND A NEW CLASS OF STOCK

On April 12, 2012, we announced plans to create a new class of non-voting capital stock, which will be listed on NASDAQ. These shares will be distributed via a stock dividend to all existing stockholders: the owner of each existing share will receive one new share of the non-voting stock, giving investors twice the number of shares they had before. It's effectively a two-for-one stock split—something many of our investors have long asked us for. These non-voting shares will be available for corporate uses, like equity-based employee compensation, that might otherwise dilute our governance structure.

We recognize that some people, particularly those who opposed this structure at the start, won't support this change—and we understand that other companies have been very successful with more traditional governance models. But after careful consideration with our board of directors, we have decided that maintaining this founder-led approach is in the best interests of Google, our shareholders and our users.

Having the flexibility to use stock without diluting our structure will help ensure we are set up for success for decades to come.

In November 2009, Sergey and I published plans to sell a modest percentage of our overall stock, ending in 2015. We are currently halfway through those plans and we don't expect any changes to that, certainly not as the result of this new potential class. We both remain very much committed to Google for the long term.

It's important to bear in mind that this proposal will only have an effect on governance over the very long term. In fact, there's no particular urgency to make these changes now—we don't have an unusually big acquisition planned, in case you were wondering. It's just that since we know what we want to do, there's no reason to delay the decision. Also note that there will be no immediate change in votes, because everyone will still have the same number. In addition, Eric, Sergey and I have all agreed to "stapling" arrangements so that, above set thresholds, if our economic interest in Google were to decline, our votes would as well. We also have provisions to ensure all shareholders are treated fairly from an economic perspective.

CONCLUSION

We have always managed Google for the long term, investing heavily in the big bets we hope will make a significant difference in the world. Some of these bets have been tremendous, funding our activities and generating significant gains for our shareholders. Others have been less successful. But the ability to take these kinds of risks has been crucial to Google's overall success and we aim to maintain this pioneering culture going forward.

The proposal we announced on April 12 is consistent with the governance philosophy we articulated when we took the company public, as well as the trend for newer technology companies to adopt strong dual-class structures. We believe that it will provide great competitive strength—insulating Google from short-term pressures, whatever the source, for a long time to come, while also giving us more flexibility around equity grants.

Investors and others have always taken a big bet on us, the founders, and that bet will likely last longer as a result of these changes. We are honored that so many of you have put your trust in us and we recognize the tremendous responsibility that rests on our shoulders. We think this is a good thing because users rely on Google to produce and operate amazing technology products and to safely and responsibly store their data. This is our passion.

Sergey and I share a profound belief in the potential for technology to improve people's lives and we are enormously excited about what lies ahead. I couldn't write a better conclusion to this founder's letter than what we wrote in 2004… so here goes:

"We have a strong commitment to our users worldwide, their communities, the web sites in our network, our advertisers, our investors, and of course our employees. Sergey and I, and the team will do our best to make Google a long term success and the world a better place."

Larry Page
CEO and Co-Founder

Sergey Brin
Co-Founder

Postscript from David Drummond, Chief Legal Officer, Google Inc.

THIS IS NOT THE USUAL YADA YADA... SO PLEASE READ ON.

As Larry and Sergey noted, the stock dividend we announced on April 12 will have the basic effect of a two-for-one stock split. Each holder of a share of Class A or Class B common stock will receive one share of the new non-voting Class C capital stock. So after the dividend, a stockholder who currently owns one Class A share with a single vote will continue to own that share plus one Class C share without a vote.

The Class A shares will continue to trade under the "GOOG" ticker symbol, while the Class C shares will trade under a different ticker symbol, so stockholders will be able to trade these shares, just as they can with Class A shares today. Except for voting rights, the Class C shares will have the same rights as the existing Class A and Class B shares. As is typically the case with stock splits, the Class C stock dividend will be tax-free.

One thing to keep in mind is that immediately after the Class C dividend, all stockholders, including Larry, Sergey and Eric, will retain the same voting interest they hold prior to the dividend. In addition, Larry, Sergey and Eric have agreed to subject their shares to a Transfer Restriction Agreement. This agreement will maintain the same link between their voting and economic interests that exists today, even if they sell some of their non-voting Class C shares. If the founders or Eric wish to sell or transfer their non-voting Class C shares, a "stapling" provision in the agreement requires them to either sell an equal number of Class B shares, or convert an equal number of Class B shares into Class A shares. No other stockholders will be subject to these restrictions upon the transfer or sale of their shares. The stapling requirement will terminate as to the founders when their collective ownership falls below a certain threshold, and as to Eric when his ownership falls below a certain threshold.

Further details of the Transfer Restriction Agreement are included in our proxy, but it's important to note that the stapling provision is designed so that, subject to the thresholds, the votes held by the founders and Eric will be reduced proportionally as their economic interest in the company declines.

Our board of directors carefully considered this proposal to create a new class of stock before reaching a decision. In January 2011, the board established a special committee, comprised of independent, non-management board members to consider a new class of stock, or other alternatives. This committee retained its own financial and legal advisers to assist with its deliberations, and met on numerous occasions over the 15 months that the special committee considered the proposal separately from the board. The committee recommended, and the board unanimously approved, the proposal.

The proposal is subject to the approval of a majority of the voting power of Google's common stock, voting together as a single class, at our annual meeting on June 21, 2012. Given that Larry, Sergey, and Eric control the majority of voting power and support this proposal, we expect it to pass. The Board of Directors has not set a record date for the issuance of the Class C dividend and currently expects to set the date following the annual meeting.

Our proxy statement, filed with the SEC, contains further details regarding the proposal.

David Drummond
Chief Legal Officer, Google Inc.
April 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50726

Google Inc.

(Exact name of registrant as specified in its charter)

Delaware	77-0493581
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1600 Amphitheatre Parkway
Mountain View, CA 94043
(Address of principal executive offices) (Zip Code)

(650) 253-0000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Class B Common Stock, $0.001 par value
Options to purchase Class A Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2011, the aggregate market value of shares held by non-affiliates of the registrant (based upon the closing sale price of such shares on the Nasdaq Global Select Market on June 30, 2011) was $114,824,568,582.

At January 19, 2012, there were 257,960,636 shares of the registrant's Class A common stock outstanding and 67,175,694 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2011.

Google Inc.

Form 10-K
For the Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements regarding:

- the growth of our business and revenue;
- seasonal fluctuations in internet usage and traditional retail seasonality, which are likely to cause fluctuations in our quarterly results;
- our plans to continue to invest in systems, facilities, and infrastructure, increase our hiring, provide competitive compensation programs, and continue our current pace of acquisitions;
- the potential for declines in our revenue growth rate;
- our expectation that growth in advertising revenues from our websites will continue to exceed that from our Google Network Members' websites, which will have a positive impact on our operating margins;
- our expectation that we will continue to pay most of the Google AdSense fees we receive from advertisers to our Google Network Members;
- our expectation that we will continue to take steps to improve the relevance of the ads we deliver and to reduce the number of accidental clicks;
- fluctuations in aggregate paid clicks and average cost-per-click;
- our belief that our foreign exchange risk management program will not fully offset the exposure to fluctuations in foreign currency exchange rates;
- the increase of costs related to hedging activities under our foreign exchange risk management program;
- our expectation that our cost of revenues, research and development expenses, sales and marketing expenses, and general and administrative expenses will increase in dollars and may increase as a percentage of revenues;
- our potential exposure in connection with pending investigations and proceedings;
- our expectations about the timing of the consummation of our proposed acquisition of Motorola Mobility Holdings, Inc. (Motorola);
- our expectation that our traffic acquisition costs will fluctuate in the future;
- continued investments in international markets;
- our future compensation expenses;
- fluctuations in our effective tax rate;
- the sufficiency of our sources of funding;
- our payment terms to certain advertisers, which may increase our working capital requirements; and
- fluctuations in our capital expenditures;

as well as other statements regarding our future operations, financial condition and prospects, and business strategies. Forward-looking statements may appear throughout this report, including without limitation, the following sections: Item 1 "Business," Item 1A "Risk Factors," and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements generally can be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will be," "will continue," "will likely result," and similar expressions. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption "Risk Factors" in Item 1A and those discussed in other documents we file with the Securities and Exchange Commission (SEC). We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

As used herein, "Google," "we," "our," and similar terms include Google Inc. and its subsidiaries, unless the context indicates otherwise.

"Google" and other trademarks of ours appearing in this report are our property. This report contains additional trade names and trademarks of other companies. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

ITEM 1. BUSINESS

Overview

Google is a global technology leader focused on improving the ways people connect with information. We aspire to build products that improve the lives of billions of people globally. Our mission is to organize the world's information and make it universally accessible and useful. Our innovations in web search and advertising have made our website a top internet property and our brand one of the most recognized in the world.

We generate revenue primarily by delivering relevant, cost-effective online advertising. Businesses use our AdWords program to promote their products and services with targeted advertising. In addition, the third parties that comprise the Google Network use our AdSense program to deliver relevant ads that generate revenue and enhance the user experience.

We were incorporated in California in September 1998 and reincorporated in Delaware in August 2003. Our headquarters are located at 1600 Amphitheatre Parkway, Mountain View, California 94043, and our telephone number is (650) 253-0000. We completed our initial public offering in August 2004 and our Class A common stock is listed on the Nasdaq Global Select Market under the symbol "GOOG."

Corporate Highlights

On April 4, 2011, Larry Page, our Co-Founder, assumed day-to-day operations as our Chief Executive Officer. Since then, Larry's primary focus has been on "increasing Google's velocity and execution"—making things much simpler for our users and improving the overall Google experience while continually creating new products with the potential to improve the lives of billions of people.

- Android—The growth of our Android operating system in 2011 has been impressive. As of January 2012, over 250 million Android devices have been activated globally.
- Improved Ad Formats—We made a number of ad improvements in 2011. For instance, with visual ads, not only can users find theater times for a new movie, users can watch the trailer directly in the ad. Location-aware search ads can help users find what they are looking for more easily by putting thousands of local businesses on the map—literally. With the +1 button, people can find businesses recommended by their friends. After all, ads are just more answers to users' queries.
- Google+—In June 2011, we launched Google+, a new way to share online just like users do in the real world, sharing different things with different people. Google+ has added new users every week since its launch. As of January 2012, over 90 million people have joined Google+.
- Product Prioritization—In an effort to prioritize our product efforts, we decided to shut down a number of products in 2011, including Google Buzz, Google Desktop, and Google Labs. We learned a lot from these discontinued products and are putting that learning to work every day in new products such as Google+.
- New and Improved Google Experience—Constant revision and improvement is part of our overarching philosophy. In 2011, we began work on improving the Google experience guided by three key design principles:
  - Focus—With the new design changes, we have brought forward the things that matter to users and moved all the other clutter out of their way so that users can better focus on what they need at the moment.
  - Elasticity—The new design allows users to seamlessly transition from one device to another from the various mobile devices, tablets, high-resolution monitors, and TVs to access the web and have a consistent visual experience.
  - Effortlessness—Our design philosophy is to combine power with simplicity. We want to keep our look simple and clean, but behind the seemingly simple design, use technologies like HTML5, WebGL, and the latest, fastest browsers to make sure users have all the power of the web behind them.

On August 15, 2011, we entered into an Agreement and Plan of Merger (Merger Agreement) with Motorola, a provider of innovative technologies, products and services that enable a range of mobile and wireline digital communication, information and entertainment experiences, under which we will acquire Motorola for $40 per share in cash, or a total of approximately $12.5 billion. The completion of this transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals.

Our business is primarily focused around the following key areas: search, advertising, operating systems and platforms, and enterprise.

Search

We maintain a vast index of websites and other online content, and make it available through our search engine to anyone with an internet connection. Our search technologies sort through an ever-growing amount of information to deliver relevant and useful search results in response to user queries. We integrate innovative features into our search service and offer specialized search services to help users tailor their search. In addition, we are constantly improving and adding to our products and services, to provide users with more relevant results so that users find what they are looking for faster.

In January 2012, we launched Search plus Your World. Now, when a user performs a signed-in search on Google, the user's results page may include Google+ content from people that the user is close to (or might be interested in following). Relevant Google+ profiles and Google+ pages related to a specific topic or area of interest may also appear on a user's results page.

Advertising

Google Search. The goal of AdWords, our primary auction-based advertising program, is to deliver ads that are so useful and relevant to search queries or web content that they are a form of information in their own right. With AdWords, advertisers create simple text-based ads that then appear beside related search results or web content on our websites and on thousands of partner websites in our Google Network, which is the network of third parties that use our advertising programs to deliver relevant ads with their search results and content. Most of our AdWords customers pay us on a cost-per-click basis, which means that an advertiser pays us only when a user clicks on one of its ads. We also offer AdWords on a cost-per-impression basis that enables advertisers to pay us based on the number of times their ads appear on our websites and our Google Network Members' websites as specified by the advertiser.

Our AdSense program enables websites that are part of the Google Network to deliver ads from our AdWords advertisers that are relevant to the search results or content on their websites. We share the majority of the revenues generated from these ads with the Google Network Members that display the ads. The AdSense program enables advertisers to extend the reach of their ad campaigns, improves our partners' ability to generate revenue from their content, and delivers relevant ads for their users.

Google Display. Display advertising comprises the videos, text, images, and other interactive ads that run across the web on computers and mobile devices, including smart phones and handheld computers such as netbooks and tablets. The Google Display Network provides advertisers services related to the delivery of display advertising across publishers participating in our AdSense program, publishers participating in the DoubleClick Ad Exchange, and Google-owned sites such as YouTube and Google Finance.

Through our DoubleClick advertising technology, we provide to publishers, agencies, and advertisers the ad serving technology, which is the infrastructure that enables billions of ads to be served each day across the web. Our DoubleClick Ad Exchange creates a real-time auction marketplace for the trading of display ad space. We aim to simplify display advertising so it is easier for advertisers and publishers to manage campaigns across different formats, on different websites, and for different devices.

In addition, YouTube provides a range of video, interactive, and other ad formats for advertisers to reach their intended audience. YouTube's video advertising solutions give advertisers a way to promote their content to the YouTube community, as well as to associate with content being watched by their target audience. YouTube also offers analytic tools to help advertisers understand their audience and derive general business intelligence. In the past year, YouTube has experienced strong growth in mobile viewers and has established key partnerships with content companies to help monetize mobile video.

Google Mobile. Mobile advertising is still in relative infancy, though the mobile device is quickly becoming the world's newest gateway to information. Google is focused on developing easy-to-use ad products to help advertisers extend their reach, help create revenue opportunities for our publisher partners, and deliver relevant and useful ads to users on the go.

Google Mobile extends our products and services by providing mobile-specific features to mobile device users. Our mobile-specific search technologies include search by voice, search by sight, and search by location. Google Mobile also optimizes a large number of Google's applications for mobile devices in both browser and downloadable form. In addition, we offer advertisers the ability to run search ad campaigns on mobile devices with popular mobile-specific ad formats, such as click-to-call ads in which advertisers can include a phone number within ad text. In 2010, we acquired AdMob, Inc. (AdMob), which offers effective ad units and solutions for application developers and advertisers. We continue to invest in improving users' access to Google services through their mobile devices.

Google Local. Google is committed to providing users with relevant local information. We've organized information around more than 50 million places globally from various sources across the web. Users can find addresses, phone numbers, hours of operation, directions and more for millions of local queries like shops, restaurants, parks and landmarks right on Google.com, on Google Maps and on Google Maps for mobile. They can also discover more places that are right for them by rating the places they've been, and getting customized recommendations based on their tastes and those of their friends directly within Google Maps. Our products and services also help local business owners manage their online presence and connect with potential customers. Millions of business owners have verified their free business listings via Google Places to ensure that users have up-to-date information about their establishments, and to contribute additional details such as photos and products/services offered. Google Offers brings people daily deals from local and national businesses, redeemable for discounted goods or services. From restaurants to spa treatments to outdoor adventures, Google has deals from the best businesses a city has to offer as well as popular national brands.

Operating Systems and Platforms

Android. Working closely with the Open Handset Alliance, a business alliance of more than 75 technology and mobile companies, we developed Android, a free, fully open source mobile software platform that any developer can use to create applications for mobile devices and any handset manufacturer can install on a device. We believe Android will drive greater innovation and choice in the mobile device ecosystem, and provide consumers with a more powerful mobile experience.

Google Chrome OS and Google Chrome. Google Chrome OS is an open source operating system with the Google Chrome web browser as its foundation. Both the Google Chrome OS and the Google Chrome browser are built around the core tenets of speed, simplicity, and security. Designed for people who spend most of their time on the web, the Google Chrome OS is a new approach to operating systems. We are working with several original equipment manufacturers to bring computers running Google Chrome OS to users and businesses. The Chrome browser runs on Windows, Mac, and Linux computers.

Google+. In June 2011, we launched Google+, a new way to share online just like users do in the real world, sharing different things with different people. Google+ has added new users every week since its launch. As of January 2012, over 90 million people have joined Google+.

Google TV. Google TV is a platform that gives consumers the power to experience television and the internet on a single screen, with the ability to search and find the content they want to watch. The Google TV platform is based on the Android operating system and runs the Google Chrome browser.

Google Books. The Google Books platform (including reading applications, an electronic bookstore (eBookstore), book search, and personal library management) is designed to help people discover, search, and consume content from printed books online. Through the Google eBookstore, we make available for sale popular books in electronic book format to complement our large collection of free public domain books.

Enterprise

Google's enterprise products provide familiar, easy-to-use Google technology for business settings. Through Google Apps, which includes Gmail, Google Docs, Google Calendar, and Google Sites, among other features, we provide hosted, web-based applications that people can use on any device with a browser and an internet connection. In addition, we provide our search technology for use within enterprises through the Google Search Appliance (real-time search of business applications, intranet applications, and public websites), on their public-facing sites with Google Site Search (custom search engine), and Google Commerce Search (for online retail enterprises). We also provide versions of our Google Maps Application Programming Interface (API) for businesses (including fully interactive Google Maps for public and internal websites), as well as Google Earth Enterprise (a behind-the-company-firewall software solution for imagery and data visualization). Our enterprise solutions have been adopted by a variety of businesses, governments, schools, and non-profit organizations. Google Apps is the first cloud computing suite of message and collaboration tools to receive U.S. government security certification.

Research

We continue to develop new products and services and to enhance our existing ones through research and product development and the licensing and acquisition of third-party businesses and technology. Our product development philosophy is to launch innovative products early and often, and then iterate rapidly to make those products even better. We often post early stage products at test locations online or directly on Google.com. We then use data and user feedback to decide if and how to invest further in those products.

Our research and development expenses were $2.8 billion, $3.8 billion, and $5.2 billion in 2009, 2010, and 2011, respectively, which included stock-based compensation expense of $725 million, $861 million, and $1.1 billion, respectively. We expect to continue to invest in building the employee and systems infrastructures needed to support the development of new products and services and to improve existing ones.

Intellectual Property

We rely on a combination of intellectual property laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology and our brand. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names, and copyrights. Additionally, we have filed U.S. and international patent applications covering certain of our proprietary technology. Over time, we have assembled a portfolio of patents, trademarks, service marks, copyrights, domain names, and trade secrets covering our products and services. Our proprietary technology is not dependent on any single patent or copyright or groups of related patents or copyrights. We believe the duration of our patents is adequate relative to the expected lives of our products. Although we rigorously protect our proprietary technology, any significant impairment of, or third-party claim against, our intellectual property rights could harm our business or our ability to compete.

Sales and Support

We continue to develop and grow our sales and support infrastructure. We have over 85 offices in over 40 countries, the large majority of which include sales people. Our global sales and support infrastructure has specialized teams across vertical markets. We bring businesses into our advertising network through direct, remote, and online sales channels, using technology and automation wherever possible to improve our customers' experience and to grow our business cost-effectively. Our direct advertising and sales teams focus on building relationships with the largest advertisers and leading internet companies. We have built a multi-product sales force, with teams selling campaigns that include search, display (including DoubleClick and YouTube), and mobile advertising.

We provide customer service to our advertiser base through our global support organization. Our global support organization concentrates on helping our advertisers and Google Network Members get the most out of their relationship with us.

No individual customer or groups of affiliated customers represented more than 10% of our revenues in 2009, 2010, or 2011.

Government Contracts

No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.

Marketing

Google's global brand is well known. We believe that building a trusted, highly recognized brand begins with providing high-quality products and services that make a notable difference in people's lives. Marketing is responsible for generating advertiser revenue through marketing campaigns to small businesses, as well as providing thought leadership to chief marketing officers through industry insight, research, and analysis. Our marketing, promotional, and public relations activities are designed to promote Google's brand image and differentiate it from competitors.

Competition

Our business is characterized by rapid change and converging, as well as new and disruptive, technologies. We face formidable competition in every aspect of our business, particularly from companies that seek to connect people with information on the web and provide them with relevant advertising. We face competition from:

- General purpose search engines, such as Yahoo and Microsoft's Bing.
- Vertical search engines and e-commerce websites, such as Kayak (travel queries), Monster.com (job queries), WebMD (for health queries), and Amazon.com and eBay (e-commerce). Some users will navigate directly to such websites rather than go through Google.
- Social networks, such as Facebook and Twitter. Some users are relying more on social networks for product or service referrals, rather than seeking information through general purpose search engines.
- Other forms of advertising, such as television, radio, newspapers, magazines, billboards, and yellow pages, for ad dollars. Our advertisers typically advertise in multiple media, both online and offline.
- Mobile applications on iPhone and Android devices, which allow users to access information directly from a publisher without using search engines.
- Providers of online products and services. A number of our online products and services, including Gmail, YouTube, and Google Docs, compete directly with new and established companies, which offer communication, information, and entertainment services integrated into their products or media properties.

We compete to attract and retain users, for whom other products and services are literally one click away, primarily on the basis of the relevance and usefulness of our search results and the features, availability, and ease of use of our products and services.

We also compete to attract and retain content providers (Google Network Members, as well as other content providers for whom we distribute or license content), primarily based on the size and quality of our advertiser base, our ability to help these partners generate revenues from advertising, and the terms of our agreements with them.

Government Regulation

We are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matter. New laws and regulations (or new interpretations of existing laws and regulations) may also impact our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future and any failure on our part to comply with these laws may subject us to significant liabilities and other penalties.

Culture and Employees

We take great pride in our culture. We embrace collaboration and creativity, and encourage the iteration of ideas to address complex technical challenges. Transparency and open dialog are central to us, and we like to ensure that company news reaches our employees first through internal channels.

Despite our rapid growth, we still cherish our roots as a startup and give employees the freedom to act on their ideas regardless of role or function within the company. We strive to hire the best employees, with backgrounds and perspectives as diverse as our global users. We provide an environment where these talented people can have fulfilling careers working on some of the biggest challenges in technology, and have a huge, positive impact on the world.

At December 31, 2011, we had 32,467 full-time employees, consisting of 11,665 in research and development, 11,933 in sales and marketing, 4,651 in general and administrative, and 4,218 in operations. All of Google's full-time employees are also equityholders, with significant collective employee ownership. Although we have works councils and statutory employee representation obligations in certain countries, our employees are not represented by a labor union and we consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software engineers, computer scientists, and other technical staff.

Global Operations and Geographic Data

We provide our products and services in more than 100 languages and in more than 50 countries, regions, and territories. On www.google.com or one of our other Google domains, users can find information in many different languages and in many different formats. The United States accounted for approximately 46% of our revenues in 2011. Information regarding financial data by geographic areas is set forth in Item 7 and Item 8 of this Annual Report on Form 10-K. See Note 16 of Notes to Consolidated Financial Statements under Item 8.

Seasonality

Our business is affected by both seasonal fluctuations in internet usage and traditional retail seasonality. Internet usage generally slows during the summer months, and commercial queries typically increase significantly in the fourth quarter of each year. These seasonal trends have caused and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Available Information

Our website is located at www.google.com, and our investor relations website is located at http://investor.google.com. The following filings are available through our investor relations website after we file them with the SEC: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and our Proxy Statements for our annual meetings of stockholders, for the last three years. These filings are also available for download free of charge on our investor relations website. We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership related filings. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Corporate Governance." The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our Class A common stock.

Risks Related to Our Business and Industry

We face intense competition. If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could be adversely affected.

Our business is rapidly evolving and intensely competitive, and is subject to changing technology, shifting user needs, and frequent introductions of new products and services. We have many competitors in different industries, including general purpose search engines, vertical search engines and e-commerce sites, social networking sites, traditional media companies, and providers of online products and services. Our current and potential competitors range from large and established companies to emerging start-ups. Established companies have longer operating histories and more established relationships with customers and users, and they can use their experience and resources in ways that could affect our competitive position, including by making acquisitions, investing aggressively in research and development, aggressively initiating intellectual property claims (whether or not meritorious) and competing aggressively for advertisers and websites. Emerging start-ups may be able to innovate and provide products and services faster than we can.

Our success depends on providing products and services that make using the internet a more useful and enjoyable experience for our users. Our competitors are constantly developing innovations in web search, online advertising, and web-based products and services. As a result, we must continue to invest significant resources in research and development, including through acquisitions, in order to enhance our web search technology and our existing products and services, and introduce new products and services that people can easily and effectively use. If we are unable to provide quality products and services, then our users may become dissatisfied and move to a competitor's products and services. In addition, these new products and services may present new and difficult technology challenges, and we may be subject to claims if users of these offerings experience service disruptions or failures or other quality issues. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers, and Google Network Members, are not appropriately timed with market opportunities, or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources in order to remain competitive. If our competitors are more successful than we are in developing compelling products or in attracting and retaining users, advertisers, and content providers, our revenues and operating results could be adversely affected.

Our ongoing investment in new business strategies and new products, services, and technologies is inherently risky, and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in new business strategies, products, services, and technologies. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, and unidentified issues not discovered in our due diligence of such strategies and offerings. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results.

We generate our revenues almost entirely from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

We generated 96% of our revenues in 2011 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively affect our revenues and business.

In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse economic conditions can have a material negative impact on the demand for advertising and cause our advertisers to reduce the amounts they spend on advertising, which could negatively impact our revenues and business.

Our revenue growth rate could decline over time, and we anticipate downward pressure on our operating margin in the future.

Our revenue growth rate could decline over time as a result of a number of factors, including increasing competition, the challenges in maintaining our growth rate as our revenues increase to higher levels, and the increasing maturity of the online advertising market and the other markets in which we participate. We believe our operating margin will experience downward pressure as a result of increasing competition and increased expenditures for many aspects of our business. Our operating margin will also experience downward pressure if a greater percentage of our revenues comes from ads placed on our Google Network Members' websites compared to revenues generated through ads placed on our own websites or if we spend a proportionately larger amount to promote the distribution of certain products, including Google Chrome. The margin on revenues we generate from our Google Network Members is significantly less than the margin on revenues we generate from advertising on our websites. Additionally, the margin we earn on revenues generated from our Google Network Members could decrease in the future if we pay an even larger percentage of advertising fees to our Google Network Members.

We are subject to increased regulatory scrutiny that may negatively impact our business.

The growth of our company and our expansion into a variety of new fields implicate a variety of new regulatory issues, and we have experienced increased regulatory scrutiny as we have grown. In particular, we are cooperating with the U.S. Federal Trade Commission (FTC), the European Commission (EC) and several state attorneys general in investigations they are conducting with respect to our business and its impact on competition. Legislators and regulators, including those conducting investigations in the U.S. and Europe, may make legal and regulatory changes, or interpret and apply existing laws, in ways that make our products and services less useful to our users, require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could negatively impact our business and results of operations in material ways.

We are involved in legal proceedings that may result in adverse outcomes.

We are regularly subject to claims, suits, government investigations, and other proceedings involving competition and antitrust (such as the pending investigations by the FTC and the EC), intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment. It is possible that a resolution of one or more such proceedings could result in substantial fines and penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period. These proceedings could also result in criminal sanctions, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices, or requiring development of non-infringing products or technologies, which could also adversely affect our business and results of operations.

Our business depends on a strong brand, and failing to maintain and enhance our brand would hurt our ability to expand our base of users, advertisers, Google Network Members, and other partners.

The brand identity that we have developed has significantly contributed to the success of our business. Maintaining and enhancing the "Google" brand is critical to expanding our base of users, advertisers, Google Network Members, and other partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the internet market. Our brand may be negatively impacted by a number of factors, including data privacy and security issues, service outages, and product malfunctions. If we fail to maintain and enhance the "Google" brand, or if we incur excessive expenses in this effort, our business, operating results, and financial condition will be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and continue to provide high-quality products and services, which we may not do successfully.

Acquisitions and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions are an important element of our overall corporate strategy and use of capital, and we expect our current pace of acquisitions to continue. These transactions could be material to our financial condition and results of operations. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The process of integrating an acquired company, business, or technology has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks include:

- Diversion of management time and focus from operating our business to acquisition integration challenges.
- Implementation or remediation of controls, procedures, and policies at the acquired company.
- Integration of the acquired company's accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions.
- Transition of operations, users, and customers onto our existing platforms.

- Failure to obtain required approvals from governmental authorities under competition and antitrust laws on a timely basis, if it all, which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition.
- In the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.
- Failure to successfully further develop the acquired technology.
- Cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire.
- Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities.
- Litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm our business generally.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Also, the anticipated benefit of many of our acquisitions may not materialize.

A variety of new and existing U.S. and foreign laws could subject us to claims or otherwise harm our business.

We are subject to numerous U.S. and foreign laws and regulations covering a wide variety of subject matters. New laws and regulations (or new interpretations of existing laws and regulations) may also impact our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Any failure on our part to comply with these laws and regulations can result in negative publicity and diversion of management time and effort and may subject us to significant liabilities and other penalties.

Furthermore, many of these laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. The laws that do reference the internet are being interpreted by the courts, but their applicability and scope remain uncertain. For example, the laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims have also been, or may be, threatened and filed against us under both U.S. and foreign laws for defamation, invasion of privacy and other tort claims, unlawful activity, patent, copyright and trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted by our users, our products and services, or content generated by our users. Moreover, recent amendments to U.S. patent laws will become effective in 2012 and may affect our ability to protect our innovations and defend against claims of patent infringement.

In addition, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for caching or hosting, or for listing or linking to, third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. Any future legislation impacting these safe harbors may adversely impact us. Various U.S. and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California's Information Practices Act. We face similar risks and costs as our products and services are offered in international markets and may be subject to additional regulations.

We are, and may in the future be, subject to intellectual property or other claims, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.

Internet, technology, and media companies own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, patent holding companies may continue to seek to monetize patents they have purchased or otherwise obtained. As we have grown, the intellectual property rights claims against us have increased and may continue to increase as we develop new products, services, and technologies.

We have had patent, copyright, and trademark infringement lawsuits filed against us claiming that certain of our products, services, and technologies, including Android, Google Search, Google AdWords, Google AdSense, Google Books, Google News, Google Image Search, Google Chrome, Google Talk, Google Voice, and YouTube, infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, functionalities, products, or services, and may also cause us to change our business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues for us and otherwise harm our business.

In addition, many of our agreements with our customers and partners require us to indemnify them for certain intellectual property infringement claims against them, which would increase our costs as a result of defending such claims, and may require that we pay significant damages if there were an adverse ruling in any such claims. Furthermore, such customers and partners may discontinue the use of our products, services, and technologies, as a result of injunctions or otherwise, which could result in loss of revenues and adversely impact our business.

Regardless of the merits of the claims, intellectual property claims are often time consuming, expensive to litigate or settle, and cause significant diversion of management attention. To the extent such intellectual property infringement claims are successful, they may have an adverse effect on our business, consolidated financial position, results of operations, or cash flows.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our patents, trademarks, trade secrets, copyrights, and other intellectual property rights are important assets for us. Various events outside of our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective.

Although we seek to obtain patent protection for our innovations, it is possible we may not be able to protect some of these innovations. Moreover, because of our long-term interests in open source, we may not have adequate patent protection for certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by outside parties, or by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We also face risks associated with our trademarks. For example, there is a risk that the word "Google" could become so commonly used that it becomes synonymous with the word "search." If this happens, we could lose protection for this trademark, which could result in other people using the word "Google" to refer to their own products, thus diminishing our brand.

Any significant impairment of our intellectual property rights could harm our business and our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We may be subject to legal liability associated with providing online services or content.

We host and provide a wide variety of services and products that enable users to exchange information, advertise products and services, conduct business, and engage in various online activities both domestically and internationally. The law relating to the liability of providers of these online services and products for activities of their users is still somewhat unsettled both within the U.S. and internationally. Claims have been threatened and have been brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information which we publish or to which we provide links or that may be posted online or generated by us or by third parties, including our users. In addition, we have been and may again in the future be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates laws in domestic and international jurisdictions.

We also arrange for the distribution of third-party advertisements to third-party publishers and advertising networks, and we offer third-party products, services, or content. We may be subject to claims concerning these products, services, or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services, or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our web search technology, products, or operating systems developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smart phones, handheld computers such as netbooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality, and memory associated with some alternative devices make the use of our products and services through such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of alternative devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. We have limited experience to date in operating versions of our products and services developed or optimized for users of alternative devices, such as Google Mobile and Android, or in designing alternative devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

Privacy concerns relating to our technology could damage our reputation and deter current and potential users from using our products and services.

From time to time, concerns have been expressed about whether our products and services compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result, and has resulted, in proceedings or actions against us by government entities or others, or could cause us to lose users and customers, which could potentially have an adverse effect on our business.

In addition, as nearly all of our products and services are web-based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users' data could seriously limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of web-based products and services we offer, and operate in more countries.

Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure.

Our products and services involve the storage and transmission of users' and customers' proprietary information, and security breaches could expose us to a risk of loss of this information, litigation, and potential liability. Our security measures may be breached due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data or our users' or customers' data. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Web spam and content farms could decrease our search quality, which could damage our reputation and deter our current and potential users from using our products and services.

"Web spam" refers to websites that attempt to violate a search engine's quality guidelines or that otherwise seek to rank higher in search results than a search engine's assessment of their relevance and utility would rank them. Although English-language web spam in our search results has been significantly reduced, and web spam in most other languages is limited, we expect web spammers will continue to seek ways to improve their rankings inappropriately. We continuously combat web spam, including through indexing technology that makes it harder for spam-like, less useful web content to rank highly. We have also improved our ability to detect hacked websites, a major source of web spam in 2010. We face new challenges from low-quality and irrelevant content websites, including "content farms," which are websites that generate large quantities of low-quality content to help them improve their search rankings. In 2011, we launched several algorithmic changes focused on low-quality websites. If web spam and content farms continue to increase on Google, this could hurt our reputation for delivering relevant information or reduce user traffic to our websites. In addition, as we continue to take actions to improve our search quality and reduce low-quality content, this may in the short run reduce our AdSense revenues, since some of these websites are AdSense partners.

Interruption or failure of our information technology and communications systems could hurt our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

The availability of our products and services depends on the continuing operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons, or other unanticipated problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities. Any errors or vulnerabilities in our products and services, or damage to or failure of our systems, could result in interruptions in our services, which could reduce our revenues and profits, and damage our brand.

Our business and operations are experiencing rapid growth. If we fail to effectively manage our growth, our business and operating results could be harmed.

We have experienced rapid growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational, and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our expansion and growth in international markets heighten these risks as a result of the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems, and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and compliance procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our consolidated financial position.

Our international operations expose us to additional risks which could harm our business, operating results, and financial condition.

Our international operations are significant to our revenues and net income, and we plan to further expand internationally. International revenues accounted for approximately 54% of our total revenues in 2011 and more than half of our user traffic has been coming from outside the U.S. In certain international markets, we have limited operating experience and may not benefit from any first-to-market advantages or otherwise succeed. In addition to risks described elsewhere in this section, our international operations expose us to additional risks, including the following:

- Changes in local political, economic, social, and labor conditions, which may adversely harm our business.

- Restrictions on foreign ownership and investments, and stringent foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.
- Import and export requirements that may prevent us from offering products or providing services to a particular market and may increase our operating costs.
- Currency exchange rate fluctuations and our ability to manage these fluctuations through our foreign exchange risk management program.
- Longer payment cycles in some countries, increased credit risk, and higher levels of payment fraud.
- Uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of legal precedent.
- Different employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions.

In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy and filtering requirements, anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, and antitrust and competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Furthermore, since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. Although we hedge a portion of our international currency exposure, significant fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely affect our net income. Additionally, hedging programs are inherently risky and could expose us to additional risks that could adversely affect our financial condition and results of operations.

If we were to lose the services of Larry, Sergey, Eric, or other key personnel, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, Larry Page and Sergey Brin are critical to the overall management of Google and the development of our technology. Along with our Executive Chairman Eric E. Schmidt, they also play a key role in maintaining our culture and setting our strategic direction. All of our executive officers and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of key personnel could seriously harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel, hire qualified personnel, or maintain our corporate culture, we may not be able to grow effectively.

Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and certain of our competitors have directly targeted our employees. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

In addition, we believe that our corporate culture fosters innovation, creativity, and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers.

Our products and services depend on the ability of our users to access the internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers have taken, or have stated that they may take, measures that could degrade, disrupt, or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings. Such interference could result in a loss of existing users and advertisers, and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenues and growth.

New technologies could block our ads, which would harm our business.

Technologies have been developed (including by us) that can block the display of our ads and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages for our users. As a result, such technologies and tools could adversely affect our operating results.

We are exposed to fluctuations in the market values of our investment portfolio.

Given the global nature of our business, we have investments both domestically and internationally. Credit ratings and pricing of these investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, or other factors. As a result, the value or liquidity of our cash equivalents and marketable securities could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

We may have exposure to greater than anticipated tax liabilities.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, as a result of gains on our foreign exchange risk management program, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items. We are subject to regular review and audit by both domestic and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly, year-to-date, and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this section and the following factors may affect our operating results:

- Our ability to continue to attract users to our websites and satisfy existing users on our websites.
- Our ability to monetize (or generate revenues from) traffic on our websites and our Google Network Members' websites.
- Our ability to attract advertisers to our AdWords program, and our ability to attract websites to our AdSense program.
- The mix in our revenues between those generated on our websites and those generated through our Google Network.
- The amount of revenues and expenses generated and incurred in currencies other than U.S. dollars, and our ability to manage the resulting risk through our foreign exchange risk management program.
- The amount and timing of operating costs and expenses and capital expenditures related to the maintenance and expansion of our businesses, operations, and infrastructure.
- Our focus on long-term goals over short-term results.
- The results of our investments in risky projects, including new business strategies and new products, services, and technologies.
- Our ability to keep our websites operational at a reasonable cost and without service interruptions.
- Our ability to generate significant revenues from services in which we have invested considerable time and resources, such as Google Checkout.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions, as well as budgeting and buying patterns. Also, user traffic tends to be seasonal. Our rapid growth has tended to mask the cyclicality and seasonality of our business. As our growth rate has slowed, the cyclicality and seasonality in our business has become more pronounced and caused our operating results to fluctuate.

Risks Related to Ownership of Our Common Stock

The trading price for our Class A common stock may continue to be volatile.

The trading price of our Class A common stock has at times experienced substantial price volatility and may continue to be volatile. For example, in 2011, the price of our Class A common stock ranged from $473.02 per share to $646.76 per share. The trading price of our Class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

- Quarterly variations in our results of operations or those of our competitors.
- Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships, or capital commitments.
- Recommendations by securities analysts or changes in earnings estimates.
- Announcements about our earnings that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on earnings.
- Announcements by our competitors of their earnings that are not in line with analyst expectations.

- Commentary by industry and market professionals about our products, strategies, and other matters affecting our business and results, regardless of its accuracy.
- The volume of shares of Class A common stock available for public sale.
- Sales of stock by us or by our stockholders (including sales by our directors, executive officers, and other employees).
- Short sales, hedging, and other derivative transactions on shares of our Class A common stock (including derivative transactions under our TSO program).

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may harm the market price of our Class A common stock, regardless of our actual operating performance.

The concentration of our stock ownership limits our stockholders' ability to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock has one vote per share. As of December 31, 2011, Larry, Sergey, and Eric beneficially owned approximately 92% of our outstanding Class B common stock, representing approximately 66% of the voting power of our outstanding capital stock. Larry, Sergey, and Eric therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits our stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- Our certificate of incorporation provides for a dual class common stock structure. As a result of this structure, Larry, Sergey, and Eric have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.
- Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.
- Our stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders' meeting.
- Our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.
- Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

- Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its outstanding voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in Mountain View, California, where we own approximately 3.4 million square feet of office and building space and approximately seven acres of developable land to accommodate anticipated future growth. We also own a 2.9 million square feet office building in New York, New York and 556,000 square feet of office and building space in Paris and Dublin. We also operate and own data centers in the U.S., Europe, and Asia pursuant to various lease agreements and co-location arrangements.

In addition, we lease approximately 3.8 million square feet of office space and approximately 61 acres of undeveloped land in and near our headquarters in Mountain View, California. We also lease additional research and development, and sales and support offices throughout the United States and maintain leased facilities internationally in countries around the world. Larger leased sites include properties located in Dublin, Ireland; Zurich, Switzerland; London, UK; Hyderabad, India; San Francisco, CA; Paris, France; Hamburg, Germany; Sao Paulo, Brazil; Ann Arbor, MI; Bothell, WA; Cambridge, MA; Chicago, IL; Kirkland, WA; Venice, CA; Seattle, WA; Sydney, Australia; Beijing, China; Bangalore, India; Gurgaon, India; Tokyo, Japan; and Singapore.

We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, please see Note 12 "Commitments and Contingencies—Legal Matters" of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock has been listed on the Nasdaq Global Select Market under the symbol "GOOG" since August 19, 2004. Prior to that time, there was no public market for our stock. The following table sets forth for the indicated periods the high and low sales prices per share for our Class A common stock on the Nasdaq Global Select Market.

Fiscal Year 2011 Quarters Ended:	High	Low
March 31, 2011	$642.96	$ 551.28
June 30, 2011	595.19	473.02
September 30, 2011	627.50	490.86
December 31, 2011	646.76	480.60

Fiscal Year 2010 Quarters Ended:	High	Low
March 31, 2010	$ 629.51	$520.00
June 30, 2010	597.84	444.72
September 30, 2010	536.85	433.63
December 31, 2010	630.85	518.85

Our Class B common stock is neither listed nor traded.

Holders of Record

As of December 31, 2011, there were approximately 2,874 stockholders of record of our Class A common stock, and the closing price of our Class A common stock was $645.90 per share as reported by the Nasdaq Global Select Market. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. As of December 31, 2011, there were approximately 85 stockholders of record of our Class B common stock.

Dividend Policy

We have never declared or paid any cash dividend on our common stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Google under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison from December 31, 2006 through December 31, 2011 of the cumulative total return for our Class A common stock, the S&P 500 Index, the Nasdaq Composite Index, and the RDG Internet Composite Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the S&P 500 Index, the Nasdaq Composite Index, and the RDG Internet Composite Index assume reinvestment of dividends. We have never paid dividends on our Class A common stock and have no present plans to do so.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Google Inc., the S&P 500 Index, the
NASDAQ Composite Index, and the RDG Internet Composite Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
Google Inc.
S&P 500
NASDAQ Composite
RDG Internet Composite

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Results of Google's Transferable Stock Option (TSO) Program

Under our TSO program, which we launched in April 2007, eligible employees are able to sell vested stock options to participating financial institutions in an online auction as an alternative to exercising options in the traditional method and then selling the underlying shares. The following table provides information with respect to sales by our employees of TSOs during the three months ended December 31, 2011:

Period[1]	Aggregate Amounts			Weighted-Average Per Share Amounts		
	Number of Shares Underlying TSOs Sold	Sale Price of TSOs Sold	TSO Premium[2]	Exercise Price of TSOs Sold	Sale Price of TSOs Sold	TSO Premium[2]
		(in thousands)				
October 1 - 31	152,594	$38,884	$2,385	$ 351.45	$254.82	$15.63
November 1 - 30	180,140	49,500	1,958	338.42	274.79	10.87
December 1 - 31	0	0	0	0	0	0
Total (except weighted-average per share amounts)	332,734	$88,384	$4,343	$344.40	$265.63	$13.05

(1) The TSO program is generally active during regular trading hours for the Nasdaq Global Select Market when Google's trading window is open. However, we have the right to suspend the TSO program at any time for any reason, including for maintenance and other technical reasons.

(2) The TSO premium is calculated as the difference between (a) the sale price of the TSO and (b) the intrinsic value of the TSO, which we define as the excess, if any, of the price of our Class A common stock at the time of the sale over the exercise price of the TSO.

In April 2009, we amended our TSO program to allow participation by executive officers (other than Larry Page, Sergey Brin, and Eric E. Schmidt) in our TSO program. The following table provides information with respect to sales by our executive officers of TSOs during the three months ended December 31, 2011:

Executive Officer	Aggregate Amounts		
	Number of Shares Underlying TSOs Sold	Sale Price of TSOs Sold	TSO Premium
		(in thousands)	
Nikesh Arora	3,947	$1,097	$3
Total	3,947	$1,097	$3

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing in Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

The consolidated statements of income data for the years ended December 31, 2009, 2010, and 2011 and the consolidated balance sheet data at December 31, 2010, and 2011 are derived from our audited consolidated financial statements appearing in Item 8 of this Annual Report on Form 10-K. The consolidated statements of income data for the years ended December 31, 2007 and 2008, and the consolidated balance sheet data at December 31, 2007, 2008, and 2009, are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,				
	2007	2008	2009	2010	2011
	(in millions, except per share amounts)				
Consolidated Statements of Income Data:					
Revenues	$ 16,594	$ 21,796	$ 23,651	$ 29,321	$37,905
Income from operations	5,084	6,632	8,312	10,381	11,742
Net income	4,204	4,227	6,520	8,505	9,737
Net income per share of Class A and Class B common stock					
Basic	$ 13.53	$ 13.46	$ 20.62	$ 26.69	$ 30.17
Diluted	$ 13.29	$ 13.31	$ 20.41	$ 26.31	$ 29.76

	As of December 31,				
	2007	2008	2009	2010	2011
	(in millions)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 14,219	$ 15,846	$ 24,485	$34,975	$44,626
Total assets	25,336	31,768	40,497	57,851	72,574
Total long-term liabilities	611	1,227	1,746	1,614	5,516
Total stockholders' equity	22,690	28,239	36,004	46,241	58,145

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.

Overview

Google is a global technology leader focused on improving the ways people connect with information. Our innovations in web search and advertising have made our website a top internet property and our brand one of the most recognized in the world. Our mission is to organize the world's information and make it universally accessible and useful. We serve three primary constituencies:

- *Users.* We provide users with products and services that enable people to more quickly and easily find, create, and organize information that is useful to them.
- *Advertisers.* We provide advertisers with cost-effective ways to deliver online and offline ads to customers across Google-owned websites and through the Google Network, which is the network of third parties that use our advertising programs to deliver relevant ads with their search results and content.
- *Google Network Members and Other Content Providers.* We provide members of our Google Network with our Google AdSense programs. These include programs through which we distribute our advertisers' AdWords ads for display on the websites of our Google Network Members. We share most of the fees these ads generate with our Google Network Members, thereby creating an important revenue stream for them. In addition, we have entered into arrangements with other content providers under which we distribute or license their video and other content, and we may display ads next to or as part of this content on the pages of our websites. We share most of the fees these ads generate with these content providers, thereby creating an important revenue stream for these partners.

Recent Development

On August 15, 2011, we entered into the Merger Agreement with Motorola, a provider of innovative technologies, products and services that enable a range of mobile and wireline digital communication, information and entertainment experiences, under which we will acquire Motorola for $40 per share in cash, or a total of approximately $12.5 billion in cash. The completion of this transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals.

How We Generate Revenue

Advertising revenues made up 97% of our revenues in 2009 and 96% of our revenues in 2010 and 2011. We derive most of our additional revenues from our enterprise products, as well as our display advertising management services to advertisers, ad agencies, and publishers.

Google AdWords is our auction-based advertising program that enables advertisers to place text-based and display ads on our websites and our Google Network Members' websites. Display advertising comprises the videos, text, images, and other interactive ads that run across the web on computers and mobile devices, including smart phones and handheld computers such as netbooks and tablets. Most of our AdWords customers pay us on a cost-per-click basis, which means that an advertiser pays us only when a user clicks on one of its ads. We also offer AdWords on a cost-per-impression basis that enables advertisers to pay us based on the number of times their ads appear on our websites and our Google Network Members' websites as specified by the advertisers. For advertisers using our AdWords cost-per-click pricing, we recognize as revenue the fees charged to advertisers each time a user clicks on one of the ads that appears next to the search results or content on our websites or our Google Network Members' websites. For advertisers using our AdWords cost-per-impression pricing, we recognize as revenue the fees charged to advertisers each time their ads are displayed on our websites or our Google Network Members' websites. Our AdWords agreements are generally terminable at any time by our advertisers.

Google AdSense refers to the online programs through which we distribute our advertisers' AdWords ads for display on our Google Network Members' websites, as well as programs to deliver ads on television broadcasts. Our AdSense programs include AdSense for search and AdSense for content.

AdSense for search is our online service for distributing relevant ads from our advertisers for display with search results on our Google Network Members' websites. To use AdSense for search, most of our AdSense for search partners add Google search functionality to their web pages in the form of customizable Google search boxes. When visitors to these websites search either the website or the internet using these customizable search boxes, we display relevant ads on the search results pages, targeted to match user search queries. Ads shown through AdSense for search are text ads.

AdSense for content is our online service for distributing ads from our advertisers that are relevant to content on our Google Network Members' websites. Under this program, we use automated technology to analyze the meaning of the content on the web page and serve relevant ads based on the meaning of such content. For example, a web page on an automotive blog that contains an entry about vintage cars might display ads for vintage car parts or vintage car shows. These ads are displayed in spaces that our AdSense for content partners have set aside on their websites. AdSense for content allows a variety of ad types to be shown, including text ads, image ads, Google Video Ads, link units (which are sets of clickable links to topic pages related to page content), themed units (which are regular text ads with graphic treatments that change seasonally and by geography), and gadget ads (which are customized "mini-sites" that run as ads on AdSense publisher websites).

For our online AdSense program, our advertisers pay us a fee each time a user clicks on one of our advertisers' ads displayed on our Google Network Members' websites or, for those advertisers who choose our cost-per-impression pricing, as their ads are displayed. To date, we have paid most of these advertiser fees to our Google Network Members, and we expect to continue doing so for the foreseeable future. We recognize these advertiser fees as revenue and the portion of the advertiser fee we pay to our Google Network Members as traffic acquisition costs under cost of revenues. Google Network Members do not pay any fees associated with the use of our AdSense program on their websites.

Our agreements with Google Network Members consist largely of uniform online "click-wrap" agreements that members enter into by interacting with our registration websites. The standard agreements have no stated term and are terminable at will. Agreements with our larger members are individually negotiated. Both the standard agreements and the negotiated agreements require us to share with the Google Network Member most of the advertiser fees generated by users clicking on ads on the Google Network Member's website or, for advertisers who choose our cost-per-impression pricing, as the ads are displayed on the Google Network Member's website. For example, under our standard agreements, we pay 51% and 68% of the fees collected from advertisers to our Google Network Members in AdSense for search and AdSense for content, respectively.

We also offer display advertising management services such as media planning, buying, implementation, and measurement tools for advertisers and agencies, and forecasting and reporting tools for publishers. We recognize the related fees as other revenues in the period advertising impressions are delivered.

In January 2010, we launched, and in July 2010, we discontinued, our direct-to-consumer web store channel for distributing our Nexus One mobile phone. We had recognized fees derived from the sale of these phones as other revenues in the period in which they were delivered.

We have entered into arrangements with certain content providers under which we distribute or license their video and other content. Our agreements with content providers are typically standard agreements with no stated term and are terminable at will. Agreements with our larger members are individually negotiated. Both the standard agreements and the negotiated agreements require us to pay the content providers for the content we license. In a number of these arrangements, we display ads on the pages of our websites from which the content is viewed and share most of the fees these ads generate with the content providers. We recognize these advertiser fees as revenue and the fees we pay to our content providers as content acquisition costs under cost of revenues.

We believe the factors that influence the success of our advertising programs include the following:

- The relevance, objectivity, and quality of our search results and the relevance and quality of ads displayed with each search results page.
- The number of searches initiated at our websites and our Google Network Members' websites and the underlying purpose of these searches (for instance, whether they are for academic research, to find a news article, or to find a product or service).
- The number and prominence of ads displayed on our websites and our Google Network Members' websites.
- The number of visits to, and the content of, our Google Network Members' websites and certain of our websites and the relevance and quality of the ads we display next to this content.
- The advertisers' return on investment from advertising campaigns on our websites or our Google Network Members' websites compared to other forms of advertising.
- The total advertising spending budgets of each advertiser.
- The number of advertisers and the breadth of items advertised.
- The amount we ultimately pay our Google Network Members, distribution partners, and our content providers for traffic, access points, and content, compared to the amount of revenues we generate.
- Our ability to increase traffic on our websites and our Google Network Members' websites via new and improved ad formats including the ones on mobile devices.

Trends in Our Business

Advertising transactions continue to shift from offline to online as the digital economy evolves. This has contributed to the rapid growth of our business since inception, resulting in substantially increased revenues, and we expect that our business will continue to grow. However, our revenue growth rate has generally declined over time, and it could do so in the future as a result of a number of factors, including increasing competition, challenges in maintaining our growth rate as our revenues increase to higher levels, and increasing maturity of the online advertising market and other markets in which we participate. In addition, if there is a further general economic downturn, this may result in fewer commercial queries by our users and may cause advertisers to reduce the amount they spend on online advertising, including the amount they are willing to pay for each click or impression, which could negatively affect the growth rate of our revenues. We plan to continue to invest aggressively in our core areas of strategic focus.

The main focus of our advertising programs is to provide relevant and useful advertising to our users, reflecting our commitment to constantly improve their overall web experience. As a result, we expect to continue to take steps to improve the relevance of the ads displayed on our websites and our Google Network Members' websites. These steps include not displaying ads that generate low click-through rates or that send users to irrelevant or otherwise low quality websites and terminating our relationships with those Google Network Members whose websites do not meet our quality requirements. We may also continue to take steps to reduce the number of accidental clicks by our users. These steps could negatively affect the growth rate of our revenues.

Both seasonal fluctuations in internet usage and traditional retail seasonality have affected, and are likely to continue to affect, our business. Internet usage generally slows during the summer months, and commercial queries typically increase significantly in the fourth quarter of each year. These seasonal trends have caused, and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenues, as well as aggregate paid click and average cost-per-click growth rates.

The operating margin we realize on revenues generated from ads placed on our Google Network Members' websites through our AdSense program is significantly lower than the operating margin we realize from revenues generated from ads placed on our websites because most of the advertiser fees from ads served on Google Network Members' websites are shared with our Google Network Members. For the past five years, growth in advertising revenues from our websites has generally exceeded that from our Google Network Members' websites. This trend has had a positive impact on our operating margins, and we expect that this will continue for the foreseeable future, although the relative rate of growth in revenues from our websites compared to the rate of growth in revenues from our Google Network Members' websites may vary over time.

We also continue to invest aggressively in our systems, data centers, corporate facilities, information technology infrastructure, and employees. We increased our hiring in 2011, and we may continue to do so and to provide competitive compensation programs for our employees. For instance, effective January 1, 2011, we increased base salaries for all of our non-executive employees by 10% and shifted a portion of the bonus into base salary. Our full-time employee headcount was 24,400 at December 31, 2010 and 32,467 at December 31, 2011. Acquisitions will also remain an important component of our strategy and use of capital, and we expect our current pace of acquisitions to continue. We expect our cost of revenues will increase in dollars and may increase as a percentage of revenues in future periods, primarily as a result of forecasted increases in traffic acquisition costs, data center costs, content acquisition costs, credit card and other transaction fees, and other costs. In particular, traffic acquisition costs as a percentage of advertising revenues may increase in the future if we are unable to continue to improve the monetization or generation of revenues from traffic on our websites and our Google Network Members' websites.

As we expand our advertising programs and other products to international markets, we continue to increase our exposure to fluctuations in foreign currency to U.S. dollar exchange rates. We have a foreign exchange risk management program that is designed to reduce our exposure to fluctuations in foreign currency exchange rates. However, this program will not fully offset the effect of fluctuations on our revenues and earnings.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Year Ended December 31,		
	2009	2010	2011
Consolidated Statements of Income Data:			
Revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of revenues	37.4	35.5	34.8
Research and development	12.0	12.8	13.6
Sales and marketing	8.4	9.5	12.1
General and administrative	7.0	6.8	7.2
Charge related to the resolution of Department of Justice investigation	0	0	1.3
Total costs and expenses	64.8	64.6	69.0
Income from operations	35.2	35.4	31.0
Interest and other income, net	0.3	1.4	1.5
Income before income taxes	35.5	36.8	32.5
Provision for income taxes	7.9	7.8	6.8
Net income	27.6%	29.0%	25.7%

Revenues

The following table presents our revenues, by revenue source, for the periods presented (in millions):

	Year Ended December 31,		
	2009	2010	2011
Advertising revenues:			
Google websites	$ 15,723	$ 19,444	$ 26,145
Google Network Members' websites	7,166	8,792	10,386
Total advertising revenues	22,889	28,236	36,531
Other revenues	762	1,085	1,374
Revenues	$ 23,651	$ 29,321	$37,905

The following table presents our revenues, by revenue source, as a percentage of total revenues for the periods presented:

	Year Ended December 31,		
	2009	2010	2011
Advertising revenues:			
Google websites	67%	66%	69%
Google Network Members' websites	30	30	27
Total advertising revenues	97	96	96
Google websites as % of advertising revenues	69	69	72
Google Network Members' websites as % of advertising revenues	31	31	28
Other revenues	3%	4%	4%

The increase in our revenues from 2010 to 2011 resulted primarily from an increase in advertising revenues generated by Google websites and Google Network Members' websites. The increase in advertising revenues for Google websites and Google Network Members' websites resulted primarily from an increase in the number of paid clicks through our advertising programs and, to a lesser extent, an increase in the average cost-per-click paid by our advertisers. The increase in the number of paid clicks generated through our advertising programs was due to an increase in aggregate traffic, certain monetization improvements including new ad formats, and the continued global expansion of our products, and our advertiser and user base, as well as an increase in the number of Google Network Members. The increase in the average cost-per-click paid by our advertisers was primarily driven by the increased spending from advertisers and a general weakening of the U.S dollar compared to foreign currencies (primarily the Euro, Japanese yen, and British pound), partially offset by the changes in geographical mix due to traffic growth in emerging markets, where the average cost-per-click is typically lower, compared to more mature markets. In addition, the increase in advertising revenues for Google Network Members' websites from 2010 to 2011 was partially offset by the loss of a search partnership and, to a lesser extent, by a search quality improvement made during the first quarter of 2011.

The increase in our revenues from 2009 to 2010 resulted primarily from an increase in advertising revenues generated by Google websites and Google Network Members' websites and, to a lesser extent, an increase in other revenues, largely as a result of the launch of our mobile phone business in the first quarter of 2010. The increase in advertising revenue for Google websites and Google Network Members' websites from 2009 to 2010 resulted primarily from an increase in the number of paid clicks through our advertising programs and, to a lesser extent, an increase in the average cost-per-click paid by our advertisers. The increase in the number of paid clicks generated through our advertising programs was due to an increase in aggregate traffic, certain monetization improvements, including new ad formats, and the continued global expansion of our products, and our advertiser and user base, as well as an increase in the number of Google Network Members. The increase in the average cost-per-click paid by our advertisers was primarily driven by the increased spending from advertisers, partially offset by the changes in geographical mix due to traffic growth in emerging markets, where the average cost-per-click is typically lower, compared to more mature markets.

Improvements in our ability to ultimately monetize increased traffic primarily relate to enhancing the end user experience, including providing end users with ads that are more relevant to their search queries or to the content on the Google Network Members' websites they visit. For instance, these improvements include increasing site links to be full size links with the URL (uniform resource locator), moving a portion of the first line of the ad to the heading to better promote the content of the ad, providing an option to preview the ad, and moving the ad's URL to a separate line below the heading for greater page format consistency.

Aggregate paid clicks on Google websites and Google Network Members' websites increased approximately 25% from 2010 to 2011 and approximately 16% from 2009 to 2010. Average cost-per-click on Google websites and Google Network Members' websites increased approximately 3% from 2010 to 2011 and 5% from 2009 to 2010. The rate of change in aggregate paid clicks and average cost-per-click, and their correlation with the rate of change in revenues, has fluctuated and may fluctuate in the future because of various factors, including the revenue growth rates on our websites compared to those of our Google Network Members, advertiser competition for keywords, changes in foreign currency exchange rates, seasonality, the fees advertisers are willing to pay based on how they manage their advertising costs, changes in advertising quality or formats, and general economic conditions. In addition, traffic growth in emerging markets compared to more mature markets and across various advertising verticals and channels also contributes to these fluctuations. Changes in aggregate paid clicks and average cost-per-click may not be indicative of our performance or advertiser experiences in any specific geographic market, vertical, or industry.

We believe that the increase in the number of paid clicks on Google websites and Google Network Members' websites is substantially the result of our commitment to improving the relevance and quality of both our search results and the advertisements displayed, which we believe results in a better user experience, which in turn results in more searches, advertisers, and Google Network Members and other partners.

Revenues by Geography

The following table presents our domestic and international revenues as a percentage of consolidated revenues, determined based on the billing addresses of our customers:

	Year Ended December 31,		
	2009	2010	2011
United States	47%	48%	46%
United Kingdom	13%	11%	11%
Rest of the world	40%	41%	43%

The growth in international revenues (other than the United Kingdom) as a percentage of consolidated revenues from 2010 to 2011 resulted largely from increased acceptance of our advertising programs, our continued progress in developing localized versions of our products for these international markets, and, to a lesser extent, a general weakening of the U.S dollar compared to foreign currencies (primarily the Euro and Japanese yen).

The growth in international revenues (other than the United Kingdom) as a percentage of consolidated revenues from 2009 to 2010 resulted largely from increased acceptance of our advertising programs and our continued progress in developing localized versions of our products for these international markets. The growth in revenues from the United States as a percentage of consolidated revenues from 2009 to 2010 resulted largely from the recovery of certain key verticals such as retail, travel, finance, and insurance. The decline in revenues from the United Kingdom as a percentage of consolidated revenues from 2009 to 2010 resulted primarily from a less robust economic recovery relative to the United States and the rest of the world, as well as a decrease in hedging gains recognized during 2010.

The general weakening of the U.S. dollar relative to certain foreign currencies (primarily the Euro, Japanese yen, and British pound) from 2010 to 2011 had a favorable impact on our international revenues. Had foreign exchange rates remained constant in these periods, our revenues from the United Kingdom would have been $129 million, or 3.2%, lower and our revenues from the rest of the world would have been approximately $834 million, or 5.1%, lower in 2011. This is before consideration of hedging gains of $9 million and $34 million recognized to revenues from the United Kingdom and the rest of the world in 2011.

The general strengthening of the U.S. dollar relative to certain foreign currencies (primarily the Euro) from 2009 to 2010 had an unfavorable impact on our international revenues. Had foreign exchange rates remained constant in these periods, our revenues from the United Kingdom would have been approximately $10 million, or 0.3% higher, and our revenues from the rest of the world would have been approximately $25 million, or 0.2% higher in 2010. This is before consideration of hedging gains of $42 million and $161 million recognized to revenues from the United Kingdom and the rest of the world in 2010.

Although we expect to continue to make investments in international markets, these investments may not result in an increase in our international revenues as a percentage of total revenues in 2012 or thereafter. See Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information about geographic areas.

Costs and Expenses

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to our Google Network Members under AdSense arrangements and to certain other partners (our distribution partners) who distribute our toolbar and other products (collectively referred to as access points) or otherwise direct search queries to our website (collectively referred to as distribution arrangements). These amounts are primarily based on the revenue share and fixed fee arrangements with our Google Network Members and distribution partners.

Certain distribution arrangements require us to pay our partners based on a fee per access point delivered and not exclusively—or at all—based on revenue share. These fees are non-refundable. Further, these arrangements are terminable at will, although under the terms of certain contracts we or our distribution partners may be subject to penalties in the event of early termination. We recognize fees under these arrangements over the estimated useful lives of the access points (approximately two years) to the extent we can reasonably estimate those lives and they are longer than one year, or based on any contractual revenue share, if greater. Otherwise, the fees are charged to expense as incurred. The estimated useful life of the access points is based on the historical average period of time they generate traffic and revenues.

Cost of revenues also includes the expenses associated with the operation of our data centers, including depreciation, labor, energy, and bandwidth costs, credit card and other transaction fees related to processing customer transactions including Google Checkout transactions, amortization of acquired intangible assets, as well as content acquisition costs. We have entered into arrangements with certain content providers under which we distribute or license their video and other content. In a number of these arrangements, we display ads on the pages of our websites from which the content is viewed and share most of the fees these ads generate with the content providers. To the extent we are obligated to make guaranteed minimum revenue share payments to our content providers, we recognize as content acquisition costs the contractual revenue share amount or on a straight-line basis, whichever is greater, over the terms of the agreements.

The following tables present our cost of revenues and cost of revenues as a percentage of revenues, and our traffic acquisition costs, and traffic acquisition costs as a percentage of advertising revenues, for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
Cost of revenues	$8,844	$10,417	$13,188
Cost of revenues as a percentage of revenues	37.4%	35.5%	34.8%

	Year Ended December 31,		
	2009	2010	2011
Traffic acquisition costs related to AdSense arrangements	$5,265	$ 6,162	$ 7,294
Traffic acquisition costs related to distribution arrangements	904	1,155	1,517
Total traffic acquisition costs	$ 6,169	$ 7,317	$ 8,811
Traffic acquisition costs as a percentage of advertising revenues	27.0%	25.9%	24.1%

Cost of revenues increased $2,771 million from 2010 to 2011. The increase was primarily related to an increase in traffic acquisition costs of $1,132 million resulting from more advertiser fees generated through our AdSense program. The increase was also related to an increase in traffic acquisition costs of $362 million from our distribution arrangements as a result of more traffic directed to our websites, as well as more distribution fees paid. The decrease in traffic acquisition costs as a percentage of advertising revenues was primarily due to an increase in the proportion of advertising revenues from our websites compared to our Google Network Members' websites, more revenues realized from Google Network Members to whom we pay less revenue share, and, to a lesser extent, expiration of an AdSense arrangement under which we paid guaranteed minimum revenue share. In addition, there was an increase in data center costs of $784 million, primarily resulting from the depreciation of additional information technology assets and data center buildings and an increase in labor, energy, and bandwidth costs, and an increase in content acquisition costs of $236 million, primarily related to content displayed on YouTube, partially offset by a decrease in mobile phone costs.

Cost of revenues increased $1,573 million from 2009 to 2010. The increase was primarily related to an increase in traffic acquisition costs of $897 million resulting largely from more advertiser fees generated through our AdSense program. The increase was also related to an increase in traffic acquisition costs of $251 million from our distribution arrangements as a result of more traffic directed to our websites, as well as more distribution fees paid. The decrease in traffic acquisition costs as a percentage of advertising revenues was primarily due to more revenues realized from Google Network Members to whom we pay less revenue share, and expiration of an AdSense arrangement under which we paid guaranteed minimum revenue share. In addition, there was an increase in content acquisition costs of $169 million primarily related to content displayed on YouTube and an increase in mobile phone costs.

We expect cost of revenues will increase in dollar amount and may increase as a percentage of revenues in 2012 and in future periods, primarily as a result of forecasted increases in traffic acquisition costs, data center costs, credit card and other transaction fees, content acquisition costs, and other costs. Traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on a number of factors, including the following:

- The relative growth rates of revenues from our websites and from our Google Network Members' websites.
- Whether we are able to enter into more AdSense arrangements that provide for lower revenue share obligations or whether increased competition for arrangements with existing and potential Google Network Members results in less favorable revenue share arrangements.
- Whether we are able to continue to improve the monetization of traffic on our websites and our Google Network Members' websites.

- The relative growth rates of expenses associated with distribution arrangements and the related revenues generated, including whether we share with certain existing and new distribution partners proportionately more of the aggregate advertising fees that we earn from paid clicks derived from search queries these partners direct to our websites.

Research and Development

The following table presents our research and development expenses, and research and development expenses as a percentage of our revenues for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
Research and development expenses	$2,843	$3,762	$5,162
Research and development expenses as a percentage of revenues	12.0%	12.8%	13.6%

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. We expense research and development costs as they are incurred.

Research and development expenses increased $1,400 million from 2010 to 2011. This increase was primarily due to an increase in labor and facilities-related costs of $875 million, largely as a result of a 23% increase in research and development headcount, including headcount from acquisitions, as well as an increase in employee base salaries of approximately 10%. In addition, there was an increase in stock-based compensation expense of $200 million.

Research and development expenses increased $919 million from 2009 to 2010. This increase was primarily due to an increase in labor-related costs of $578 million, largely as a result of a 28% increase in research and development headcount, including headcount from acquisitions. In addition, there was an increase in stock-based compensation expense of $136 million.

We expect that research and development expenses will increase in dollar amount and may increase as a percentage of revenues in 2012 and future periods because we expect to continue to invest in building the necessary employee and systems infrastructures required to support the development of new, and improve existing, products and services.

Sales and Marketing

The following table presents our sales and marketing expenses, and sales and marketing expenses as a percentage of revenues for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
Sales and marketing expenses	$1,984	$2,799	$4,589
Sales and marketing expenses as a percentage of revenues	8.4%	9.5%	12.1%

Sales and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

Sales and marketing expenses increased $1,790 million from 2010 to 2011. This increase was primarily due to an increase in labor and facilities-related costs of $787 million, largely as a result of a 36% increase in sales and marketing headcount, including headcount from acquisitions, as well as an increase in employee base salaries of approximately 10%. In addition, there was an increase in advertising and promotional expense of $700 million.

Sales and marketing expenses increased $815 million from 2009 to 2010. This increase was primarily due to an increase in advertising and promotional expense of $387 million. In addition, there was an increase in labor-related costs of $254 million, largely as a result of a 20% increase in sales and marketing headcount, and higher commission expense.

We expect that sales and marketing expenses will increase in dollar amount and may increase as a percentage of revenues in 2012 and future periods, as we expand our business globally, increase advertising and promotional expenditures in connection with new and existing products, and increase the level of service we provide to our advertisers, Google Network Members, and other partners.

General and Administrative

The following table presents our general and administrative expenses, and general and administrative expenses as a percentage of revenues for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
General and administrative expenses	$1,668	$1,962	$2,724
General and administrative expenses as a percentage of revenues	7.0%	6.8%	7.2%

General and administrative expenses consist primarily of compensation and related costs for personnel and facilities, and include costs related to our facilities, finance, human resources, information technology, and legal organizations, and fees for professional services. Professional services are principally comprised of outside legal, audit, information technology consulting, and outsourcing services.

General and administrative expenses increased $762 million from 2010 to 2011. This increase was primarily due to an increase in labor and facilities-related costs of $350 million, primarily as a result of a 37% increase in general and administrative headcount and an increase in employee base salaries of approximately 10%, as well as an increase in expense related to professional services of $260 million, the majority of which were related to consulting services and legal costs. In addition, there was an increase in stock-based compensation of $116 million.

General and administrative expenses increased $294 million from 2009 to 2010. This increase was primarily due to increases in expense related to professional services of $137 million, the majority of which were related to legal and temporary services costs. In addition, there was an increase in labor-related costs of $64 million largely as a result of a 14% increase in general and administrative headcount, and an increase in charitable contributions of $64 million.

As we expand our business and incur additional expenses, we expect general and administrative expenses will increase in dollar amount and may increase as a percentage of revenues in 2012 and future periods.

Charge Related to the Resolution of Department of Justice Investigation

In connection with a resolution of an investigation by the United States Department of Justice into the use of Google advertising by certain advertisers, we accrued $500 million during the three months ended March 31, 2011, which was paid in August 2011 upon final resolution of that matter.

Stock-Based Compensation

The following table presents our stock-based compensation, and stock-based compensation as a percentage of revenues for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
Stock-based compensation	$1,164	$1,376	$1,974
Stock-based compensation as a percentage of revenues	4.9%	4.7%	5.2%

Stock-based compensation increased $598 million from 2010 to 2011. This increase was largely due to additional stock awards issued to existing and new employees.

Stock-based compensation increased $212 million from 2009 to 2010. This increase was largely due to additional stock awards issued to existing and new employees.

We estimate stock-based compensation to be approximately $2.0 billion in 2012 and $2.4 billion thereafter. This estimate does not include expenses to be recognized related to employee stock awards that are granted after December 31, 2011 or non-employee stock awards that have been or may be granted. In addition, to the extent forfeiture rates are different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.

Interest and Other Income, Net

Interest and other income, net increased $169 million from 2010 to 2011. This increase was primarily driven by an increase in interest income of $233 million due to an increase in our cash and investment balances and higher yields, as well as an increase in net realized gains on sales of available-for-sale investments of $69 million, partially offset by an increase in interest expense of $53 million primarily related to our long-term debt program. In addition, we recorded an impairment charge of $110 million related to certain equity investments during the year ended December 31, 2011.

Interest and other income, net increased $346 million from 2009 to 2010. This increase was primarily driven by an increase in interest income of $349 million due to an increase in our cash and investment balances and higher yields, as well as an increase in net realized gains on sales of available-for-sale investments of $88 million. These increases were partially offset by an increase in net foreign exchange related costs of $95 million primarily related to our foreign exchange risk management program.

The costs of our foreign exchange hedging activities that we recognized to interest and other income, net are primarily a function of the notional amount of the option and forward contracts and their related duration, the movement of the foreign exchange rates relative to the strike prices of the contracts, as well as the volatility of the foreign exchange rates.

As we expand our international business, we believe costs related to hedging activities under our foreign exchange risk management program may increase in dollar amount in 2012 and future periods.

Provision for Income Taxes

The following table presents our provision for income taxes, and effective tax rate for the periods presented (dollars in millions):

	Year Ended December 31,		
	2009	2010	2011
Provision for income taxes	$1,861	$2,291	$2,589
Effective tax rate	22.2%	21.2%	21.0%

Our provision for income taxes increased from 2010 to 2011, primarily as a result of increases in federal income taxes, driven by higher taxable income year over year, partially offset by proportionately more earnings realized in countries that have lower statutory tax rates. Our effective tax rate decreased from 2010 to 2011, primarily as a result of proportionately more earnings realized in countries that have lower statutory tax rates, a decrease in state income taxes, and an increase in federal research and development credits recognized in 2011, partially offset by recognition of a charge related to the resolution of an investigation by the Department of Justice which is not deductible for tax purposes.

Our provision for income taxes increased from 2009 to 2010, primarily as a result of increases in federal and state income taxes, driven by higher taxable income year over year. Our effective tax rate decreased from 2009 to 2010, primarily because we released certain tax reserves as a result of the settlement of our 2005 and 2006 tax audits in 2010. This decrease was partially offset by proportionately higher earnings in countries where we have higher statutory tax rates.

Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates. Our effective tax rate could also fluctuate due to the net gains and losses recognized by legal entities on certain hedges and related hedged intercompany and other transactions under our foreign exchange risk management program, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, or accounting principles, as well as certain discrete items. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service (IRS) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

See Critical Accounting Policies and Estimates below for additional information about our provision for income taxes.

A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Quarterly Results of Operations

You should read the following tables presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the eight quarters ended December 31, 2011. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our consolidated financial position and operating results for the quarters presented. Both seasonal fluctuations in internet usage and traditional retail seasonality have affected, and are likely to continue to affect, our business. Internet usage generally slows during the summer months, and commercial queries typically increase significantly in the fourth quarter of each year. These seasonal trends have caused and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

	Quarter Ended							
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(In millions, except per share amounts) (unaudited)							
Consolidated Statements of Income Data:								
Revenues	$6,775	$6,820	$7,286	$8,440	$8,575	$9,026	$9,720	$10,584
Costs and expenses:								
Cost of revenues	2,452	2,467	2,552	2,946	2,936	3,172	3,378	3,702
Research and development	818	898	994	1,051	1,226	1,234	1,404	1,298
Sales and marketing	607	629	661	902	1,026	1,091	1,204	1,268
General and administrative	410	461	532	559	591	648	676	809
Charge related to the resolution of Department of Justice investigation	0	0	0	0	500	0	0	0
Total costs and expenses	4,287	4,455	4,739	5,458	6,279	6,145	6,662	7,077
Income from operations	2,488	2,365	2,547	2,982	2,296	2,881	3,058	3,507
Interest and other income (expense), net	18	69	167	160	96	204	302	(18)
Income before income taxes	2,506	2,434	2,714	3,142	2,392	3,085	3,360	3,489
Provision for income taxes	551	594	547	599	594	580	631	784
Net income	$1,955	$1,840	$2,167	$2,543	$1,798	$2,505	$2,729	$2,705
Net income per share:								
Basic	$6.15	$5.78	$6.80	$7.95	$5.59	$7.77	$8.44	$8.34
Diluted	$6.06	$5.71	$6.72	$7.81	$5.51	$7.68	$8.33	$8.22

The following table presents our unaudited quarterly results of operations as a percentage of revenues for the eight quarters ended December 31, 2011:

	Quarter Ended							
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:								
Cost of revenues	36.2	36.2	35.0	34.9	34.2	35.1	34.8	35.0
Research and development	12.1	13.2	13.6	12.5	14.3	13.7	14.4	12.3
Sales and marketing	9.0	9.2	9.1	10.7	12.0	12.1	12.4	12.0
General and administrative	6.0	6.7	7.3	6.6	6.9	7.2	6.9	7.6
Charge related to the resolution of Department of Justice investigation	0	0	0	0	5.8	0	0	0
Total costs and expenses	63.3	65.3	65.0	64.7	73.2	68.1	68.5	66.9
Income from operations	36.7	34.7	35.0	35.3	26.8	31.9	31.5	33.1
Interest and other income (expense), net	0.3	1.0	2.2	1.9	1.1	2.3	3.1	(0.1)
Income before income taxes	37.0	35.7	37.2	37.2	27.9	34.2	34.6	33.0
Provision for income taxes	8.1	8.7	7.5	7.1	6.9	6.4	6.5	7.4
Net income	28.9%	27.0%	29.7%	30.1%	21.0%	27.8%	28.1%	25.6%

Liquidity and Capital Resources

In summary, our cash flows are as follows (in millions):

	Year Ended December 31,		
	2009	2010	2011
Net cash provided by operating activities	$ 9,316	$ 11,081	$14,565
Net cash used in investing activities	(8,019)	(10,680)	(19,041)
Net cash provided by financing activities	233	3,050	807

At December 31, 2011, we had $44.6 billion of cash, cash equivalents, and marketable securities. Cash equivalents and marketable securities are comprised of time deposits, money market and other funds, including cash collateral received related to our securities lending program, highly liquid debt instruments of the U.S. government and its agencies, debt instruments issued by foreign governments, and municipalities in the U.S., corporate securities, and mortgage-backed securities.

As of December 31, 2011, $21.2 billion of the $44.6 billion of cash, cash equivalents, and marketable securities was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Our principal sources of liquidity are our cash, cash equivalents, and marketable securities, as well as the cash flow that we generate from our operations. At December 31, 2011, we had unused letters of credit for approximately $46 million. We believe that our sources of funding will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. Our liquidity could be negatively affected by a decrease in demand for our products and services. In addition, we may make acquisitions or license products and technologies complementary to our business and may need to raise additional capital through future debt or equity financing to provide for greater flexibility to fund any such acquisitions and licensing activities. Additional financing may not be available at all or on terms favorable to us.

We have a debt financing program of up to $3.0 billion through the issuance of commercial paper. Net proceeds from this program are used for general corporate purposes. As of December 31, 2011, we had $750 million of commercial paper outstanding recorded as short-term debt, with a weighted-average interest rate of 0.1%. Average commercial paper borrowings during the year were $1.4 billion and the maximum amount outstanding during the year was $3.0 billion. In conjunction with this program, we have a $3.0 billion revolving credit facility expiring in July 2016. The interest rate for the credit facility is determined based on a formula using certain market rates. As of December 31, 2011, we were in compliance with the financial covenant in the credit facility. No amounts were outstanding under the credit facility as of December 31, 2011.

Additionally, as of December 31, 2011, we had a $468 million secured promissory note outstanding recorded as short-term debt, with an interest rate of 1.0% that matures in December 2012.

In May 2011, we issued $3.0 billion of unsecured senior notes in three equal tranches, due in 2014, 2016, and 2021, with stated interest rates of 1.25%, 2.125%, and 3.625%. The net proceeds from the sale of the notes were used to repay a portion of our outstanding commercial paper and for general corporate purposes. As of December 31, 2011, the total carrying value and estimated fair value of these notes were $3.0 billion and $3.2 billion. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2011. We are not subject to any financial covenants under the notes. During 2011, we paid $35 million in interest payments related to these notes.

In August 2011, we entered into a Merger Agreement with Motorola, a provider of innovative technologies, products and services that enable a range of mobile and wireline digital communication, information and entertainment experiences, under which we will acquire Motorola for $40 per share in cash, or a total of approximately $12.5 billion. The completion of this transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals. In the event the Merger Agreement is terminated due to a failure to obtain certain regulatory approvals, we would be required to pay Motorola a fee of $2.5 billion. The transaction is currently expected to close in early 2012.

Cash provided by operating activities consist of net income adjusted for certain non-cash items, including amortization, depreciation, deferred income taxes, excess tax benefits from stock-based award activities, stock-based compensation expense, and impairment of equity investments, as well as the effect of changes in working capital and other activities. Cash provided by operating activities in 2011 was $14,565 million and consisted of net income of $9,737 million, adjustments for non-cash items of $4,198 million, and cash provided by working capital and other activities of $630 million. Adjustments for non-cash items primarily consisted of $1,974 million of stock-based compensation expense, $1,396 million of depreciation and amortization expense of property and equipment, $455 million of amortization of intangible and other assets, $343 million of deferred income taxes, and $110 million related to impairment of equity investments. In addition, the increase in cash from changes in working capital activities primarily consisted of an increase in accrued expenses and other liabilities of $795 million, a net increase in income taxes payable and deferred income taxes of $731 million, an increase in accrued revenue share of $259 million, an increase of $162 million in deferred revenue, and an increase of $101 million in accounts payable. These increases were partially offset by an increase in accounts receivable of $1,156 million due to the growth in fees billed to our advertisers, and an increase in prepaid revenue share, expenses and other assets of $262 million. The increase in income taxes payable and deferred income taxes reflected primarily additional tax obligations accrued, partially offset by estimated income taxes paid during 2011. In addition, we paid $500 million related to the resolution of a Department of Justice investigation during the year.

Cash provided by operating activities in 2010 was $11,081 million, and consisted of net income of $8,505 million, adjustments for non-cash items of $2,675 million, and cash used in working capital and other activities of $99 million. Adjustments for non-cash items primarily consisted of $1,376 million of stock-based compensation expense, $1,067 million of depreciation and amortization expense on property and equipment, and $329 million of amortization of intangible and other assets, partially offset by $94 million of excess tax benefits from stock-based award activities. In addition, the decrease in cash from changes in working capital activities primarily consisted of an increase of $1,129 million in accounts receivable due to the growth in fees billed to our advertisers and an increase of $414 million in prepaid revenue share, expenses and other assets. These increases were partially offset by an increase in accrued expenses and other liabilities of $745 million, an increase in accounts payable of $272 million, an increase in accrued revenue share of $214 million, an increase in deferred revenue of $111 million, and a net increase in income tax payable and deferred income taxes of $102 million, which includes the same $94 million of excess tax benefits from stock-based award activities included under adjustments for non-cash items. The increase in accrued expense and other liabilities, accounts payable, accrued revenue share, and deferred revenues are primarily a result of the growth in our business and headcount. The increase in net income taxes payable and deferred income taxes was primarily a result of additional tax obligations accrued, partially offset by the release of certain tax reserves as a result of the settlement of our tax audits for our 2005 and 2006 tax years.

Cash provided by operating activities in 2009 was $9,316 million, and consisted of net income of $6,520 million, adjustments for non-cash items of $2,310 million, and cash provided by working capital and other activities of $486 million. Adjustments for non-cash items primarily consisted of $1,240 million of depreciation and amortization expense on property and equipment, $1,164 million of stock-based compensation expense, and $284 million of amortization of intangible and other assets, partially offset by $268 million of deferred income taxes on earnings and $90 million of excess tax benefits from stock-based award activities. In addition, changes in working capital activities primarily consisted of a decrease of $262 million in prepaid revenue share, expenses, and other assets, an increase in accrued expenses and other liabilities of $243 million which is a direct result of the growth of our business, and a net increase in income taxes payable and deferred income taxes of $217 million, which includes the same $90 million of excess tax benefits from stock-based award activities included under adjustments for non-cash items, and an increase in accrued revenue share of $158 million. These increases were partially offset by an increase of $504 million in accounts receivable due to the growth in fees billed to our advertisers. The increase in net income taxes payable and deferred income taxes was primarily a result of additional tax obligations accrued, partially offset by an increase in the amount of estimated income taxes we paid during the year. The increase in accrued revenue share was due to the growth in our AdSense and distribution programs and the timing of payments made to our partners.

As we expand our business internationally, we have offered payment terms to certain advertisers that are standard in their locales but longer than terms we would generally offer to our domestic advertisers. This may increase our working capital requirements and may have a negative effect on cash provided by our operating activities.

Cash used in investing activities in 2011 of $19,041 million was primarily attributable to net purchases of marketable securities of $12,926 million, capital expenditures of $3,438 million related principally to our facilities, data centers, and related equipment, and cash consideration used in acquisitions and other investments of $2,328 million, including $676 million paid in connection with the acquisition of ITA. Also, in connection with our securities lending program, we returned $354 million of cash collateral. See Note 3 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further information about our securities lending program.

Cash used in investing activities in 2010 of $10,680 million was primarily attributable to net purchases of marketable securities of $6,886 million, capital expenditures of $4,018 million of which $1.8 billion was for the purchase of an office building in New York City in December 2010, and remaining amounts related principally to our data centers and related equipment, and cash consideration used in acquisitions and other investments of $1,067 million. Also, in connection with our securities lending program, we received $2,361 million of cash collateral which was invested in reverse repurchase agreements. Of the $2,361 million, $1,611 million was classified as cash and cash equivalents, and $750 million was classified as receivable under reverse repurchase agreements in the accompanying Consolidated Balance Sheet.

Cash used in investing activities in 2009 of $8,019 million was primarily attributable to net purchases of marketable securities of $7,036 million and capital expenditures of $810 million.

In order to manage expected increases in internet traffic, advertising transactions, and new products and services, and to support our overall global business expansion, we expect to make significant investments in our systems, data centers, corporate facilities, information technology infrastructure, and employees in 2012 and thereafter. However, the amount of our capital expenditures has fluctuated and may continue to fluctuate on a quarterly basis.

In addition, we expect to spend a significant amount of cash on acquisitions and other investments from time to time. These acquisitions generally enhance the breadth and depth of our expertise in engineering and other functional areas, our technologies, and our product offerings.

Cash provided by financing activities in 2011 of $807 million was primarily driven by net proceeds of $726 million of debt issued and excess tax benefits from stock-based award activities of $86 million.

Cash provided by financing activities in 2010 of $3,050 million was primarily driven by $3,463 million of net cash proceeds from the issuance of commercial paper and a promissory note. This was partially offset by $801 million in stock repurchases in connection with our acquisitions of AdMob and On2 Technologies, Inc., as well as net proceeds from stock-based award activities of $294 million, and excess tax benefits from stock-based award activities of $94 million.

Cash provided by financing activities in 2009 of $233 million was primarily due to net proceeds related to stock-based award activities of $143 million. In addition, there were excess tax benefits of $90 million from stock-based award activities during the period which represented a portion of the $260 million reduction to income taxes payable that we recorded in 2009 related to the total direct tax benefit realized from the exercise, sale, or vesting of these awards.

Contractual Obligations as of December 31, 2011

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in millions)		
Operating lease obligations, net of sublease income amounts	$2,879	$ 372	$ 704	$ 544	$1,259
Purchase obligations	1,910	910	860	37	103
Long-term debt obligations	3,471	70	1,134	1,104	1,163
Other long-term liabilities reflected on our balance sheet	328	106	187	7	28
Total contractual obligations	$8,588	$1,458	$2,885	$1,692	$2,553

The above table does not include future rental income of $726 million related to the leases that we assumed in connection with our building purchases.

Operating Leases

We have entered into various non-cancelable operating lease agreements for certain of our offices, land, and data centers throughout the world with original lease periods expiring primarily between 2012 and 2063. We are committed to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the above table. Certain of these leases have free or escalating rent payment provisions. We recognize rent expense under such leases on a straight-line basis over the term of the lease. Certain leases have adjustments for market provisions.

Purchase Obligations

Purchase obligations represent non-cancelable contractual obligations at December 31, 2011. These contracts are primarily related to distribution arrangements, video and other content licensing revenue sharing arrangements, as well as data center operations and facility build-outs. In addition, we had $2.8 billion of open purchase orders for which we have not received the related services or goods at December 31, 2011. This amount is not included in the above table because we have the right to cancel the purchase orders prior to the date of delivery.

Long-term Debt Obligations

Long-term debt obligations represent principal and interest payments to be made over the life of our unsecured senior notes issued in May 2011. Please see Note 4 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further details.

Other Long-Term Liabilities

Other long-term liabilities consist of cash obligations, primarily the legal settlement with the Authors Guild and the Association of American Publishers (AAP), and milestone and royalty payments owed in connection with certain acquisitions and licensing agreements.

In addition to the amounts above, we recorded additional long-term taxes payable of $438 million in 2011 related to tax positions for which the timing of the ultimate resolution is uncertain. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, this amount is not included in the above table.

Off-Balance Sheet Entities

At December 31, 2011, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Income Taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, state taxes, certain benefits realized related to stock-based award activities, and research and experimentation tax credits. The effective tax rates were 22.2%, 21.2%, and 21.0% for 2009, 2010, and 2011. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates, the net gains and losses recognized by legal entities on certain hedges and related hedged intercompany and other transactions under our foreign exchange risk management program, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Loss Contingencies

We are regularly subject to claims, suits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred, and the amount can be reasonably estimated. We evaluate, on a monthly basis, developments in our legal matters that could affect the amount of liability that has been previously accrued, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to such matters. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our business, consolidated financial position, results of operations, or cash flows. See Note 12 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information regarding contingencies.

Stock-Based Compensation

Our stock-based compensation expense for stock options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton (BSM) option pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including expected volatility and expected term. If any of the assumptions used in the BSM model changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience and our expectations regarding future pre-vesting termination behavior of employees. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Impairment of Marketable and Non-Marketable Securities

We periodically review our marketable securities and our non-marketable equity securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statements of Income.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. We adopted both standards in the fourth quarter of 2011.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements and disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Economic Exposure

We transact business in various foreign currencies and have significant international revenues, as well as costs denominated in foreign currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates. We purchase foreign exchange option contracts to reduce the volatility of cash flows related to forecasted revenues denominated in certain foreign currencies. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in the U.S. dollar/foreign currency exchange rates. These contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income (AOCI) and subsequently reclassified into revenues when the hedged revenues are recorded or as interest and other income, net, if the hedged transaction becomes probable of not occurring. Any gain after a hedge is de-designated or related to an ineffective portion of a hedge is recognized as interest and other income, net, immediately.

At December 31, 2010, the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with Euros were €3.0 billion (or approximately $4.1 billion) and $227 million; the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with British pounds were £1.5 billion (or approximately $2.3 billion) and $97 million; and the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with Canadian dollars were C$407 million (or approximately $382 million) and $6 million. At

December 31, 2011, the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with Euros were €2.8 billion (or approximately $3.8 billion) and $232 million; the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with British pounds were £1.4 billion (or approximately $2.2 billion) and $80 million; and the notional principal and fair value of foreign exchange contracts to purchase U.S. dollars with Canadian dollars were C$504 million (or approximately $490 million) and $17 million. These foreign exchange contracts have maturities of 36 months or less. We may enter into similar contracts in other foreign currencies in the future.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that changes in exchange rates of 20% for our foreign currencies instruments could be experienced in the near term.

If the U.S. dollar weakened by 20%, the amount recorded in AOCI before tax effect would have been approximately $140 million and $132 million lower at December 31, 2010 and 2011, and the total amount of expense recorded as interest and other income, net, would have been approximately $134 million and $138 million higher in the years ended December 31, 2010 and 2011. If the U.S. dollar strengthened by 20%, the amount recorded in accumulated AOCI before tax effect would have been approximately $1.2 billion higher at both December 31, 2010 and 2011, and the total amount of expense recorded as interest and other income, net, would have been approximately $175 million and $202 million higher in the years ended December 31, 2010 and 2011.

Transaction Exposure

Our exposure to foreign currency transaction gains and losses is the result of certain net receivables due from our foreign subsidiaries and customers being denominated in currencies other than the functional currency of the subsidiary, primarily the Euro and the British pound. Our foreign subsidiaries conduct their businesses in local currency. We have entered into foreign exchange contracts to offset the foreign exchange risk on certain monetary assets and liabilities denominated in currencies other than the local currency of the subsidiary.

The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1.0 billion and $2.3 billion at December 31, 2010 and 2011. The notional principal of foreign exchange contracts to sell U.S. dollars for foreign currencies was $84 million and $472 million at December 31, 2010 and December 31, 2011. The notional principal of foreign exchange contracts to purchase Euros with other foreign currencies was €991 million (or approximately $1.3 billion) and €711 million (or approximately $929 million) at December 31, 2010 and 2011. The notional principal of foreign exchange contracts to sell Euros for other foreign currencies was €6 million (or approximately $8 million) at December 31, 2010 and no such contracts were outstanding at December 31, 2011.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 20% for all currencies could be experienced in the near term. These changes would have resulted in an adverse impact on income before income taxes of approximately $20 million and $27 million at December 31, 2010 and 2011. The adverse impact at December 31, 2010 and 2011 is after consideration of the offsetting effect of approximately $467 million and $503 million from foreign exchange contracts in place for the months of December 2010 and December 2011. These reasonably possible adverse changes in exchange rates of 20% were applied to total monetary assets and liabilities denominated in currencies other than the local currencies at the balance sheet dates to compute the adverse impact these changes would have had on our income before income taxes in the near term.

Interest Rate Risk

We invest our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., debt instruments issued by foreign governments, time deposits, money market and other funds, mortgage-backed securities, and corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer.

Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future. However, we use certain interest rate derivative contracts to hedge interest rate risk of our fixed income securities.

We considered the historical volatility of short-term interest rates and determined that it was reasonably possible that an adverse change of 100 basis points could be experienced in the near term. A hypothetical 1.00% (100 basis points) increase in interest rates would have resulted in a decrease in the fair values of our marketable securities of approximately $895 million and $934 million at December 31, 2010 and 2011, after taking into consideration the offsetting effect from interest rate derivative contracts outstanding as of December 31, 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Google Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The supplementary financial information required by this Item 8 is included in Item 7 under the caption "Quarterly Results of Operations."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Google Inc.

We have audited the accompanying consolidated balance sheets of Google Inc. as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Google Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Google Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
January 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Google Inc.

We have audited Google Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Google Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Google Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Google Inc. as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of Google Inc. and our report dated January 26, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
January 26, 2012

Google Inc.

CONSOLIDATED BALANCE SHEETS

(In millions, except share and par value amounts which are reflected in thousands, and par value per share amounts)

	As of December 31, 2010	As of December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$13,630	$ 9,983
Marketable securities	21,345	34,643
Total cash, cash equivalents, and marketable securities (including securities loaned of $4,031 and $2,778)	34,975	44,626
Accounts receivable, net of allowance of $101 and $133	4,252	5,427
Receivable under reverse repurchase agreements	750	745
Deferred income taxes, net	259	215
Prepaid revenue share, expenses and other assets	1,326	1,745
Total current assets	41,562	52,758
Prepaid revenue share, expenses and other assets, non-current	442	499
Deferred income taxes, net, non-current	265	0
Non-marketable equity securities	523	790
Property and equipment, net	7,759	9,603
Intangible assets, net	1,044	1,578
Goodwill	6,256	7,346
Total assets	$ 57,851	$ 72,574
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 483	$ 588
Short-term debt	3,465	1,218
Accrued compensation and benefits	1,410	1,818
Accrued expenses and other current liabilities	961	1,370
Accrued revenue share	885	1,168
Securities lending payable	2,361	2,007
Deferred revenue	394	547
Income taxes payable, net	37	197
Total current liabilities	9,996	8,913
Long-term debt	0	2,986
Deferred revenue, non-current	35	44
Income taxes payable, non-current	1,200	1,693
Deferred income taxes, net, non-current	0	287
Other long-term liabilities	379	506
Commitments and contingencies		
Stockholders' equity:		
Convertible preferred stock, $0.001 par value per share, 100,000 shares authorized; no shares issued and outstanding	0	0
Class A and Class B common stock and additional paid-in capital, $0.001 par value per share: 9,000,000 shares authorized; 321,301 (Class A 250,413, Class B 70,888) and par value of $321 (Class A $250, Class B $71) and 324,895 (Class A 257,553, Class B 67,342) and par value of $325 (Class A $258, Class B $67) shares issued and outstanding	18,235	20,264
Accumulated other comprehensive income	138	276
Retained earnings	27,868	37,605
Total stockholders' equity	46,241	58,145
Total liabilities and stockholders' equity	$ 57,851	$ 72,574

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Year Ended December 31,		
	2009	2010	2011
Revenues	$23,651	$ 29,321	$37,905
Costs and expenses:			
Cost of revenues (including stock-based compensation expense of $47, $67, $249)	8,844	10,417	13,188
Research and development (including stock-based compensation expense of $725, $861, $1,061)	2,843	3,762	5,162
Sales and marketing (including stock-based compensation expense of $231, $261, $361)	1,984	2,799	4,589
General and administrative (including stock-based compensation expense of $161, $187, $303)	1,668	1,962	2,724
Charge related to the resolution of Department of Justice investigation	0	0	500
Total costs and expenses	15,339	18,940	26,163
Income from operations	8,312	10,381	11,742
Interest and other income, net	69	415	584
Income before income taxes	8,381	10,796	12,326
Provision for income taxes	1,861	2,291	2,589
Net income	$ 6,520	$ 8,505	$ 9,737
Net income per share of Class A and Class B common stock:			
Basic	$ 20.62	$ 26.69	$ 30.17
Diluted	$ 20.41	$ 26.31	$ 29.76

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2009	2010	2011
Net income	$6,520	$8,505	$9,737
Other comprehensive income (loss):			
Change in foreign currency translation adjustment	77	(124)	(107)
Available-for-sale investments:			
Change in net unrealized gains	93	232	348
Less: reclassification adjustment for net gains included in net income	(91)	(151)	(115)
Net change (net of tax effect of $6, $52, $54)	2	81	233
Cash flow hedges:			
Change in unrealized gains	(9)	196	39
Less: reclassification adjustment for gains included in net income	(192)	(120)	(27)
Net change (net of tax effect of $138, $52, $2)	(201)	76	12
Other comprehensive income (loss)	(122)	33	138
Comprehensive income	$6,398	$8,538	$9,875

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except for share amounts which are reflected in thousands)

	Class A and Class B Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2009	315,114	$14,450	$227	$ 13,562	$28,239
Common stock issued	2,658	350	0	0	350
Stock-based compensation expense		1,164	0	0	1,164
Stock-based compensation tax benefits		60	0	0	60
Tax withholding related to vesting of restricted stock units		(207)	0	0	(207)
Net income		0	0	6,520	6,520
Other comprehensive loss		0	(122)	0	(122)
Balance at December 31, 2009	317,772	15,817	105	20,082	36,004
Common stock issued	5,126	1,412	0	0	1,412
Common stock repurchased	(1,597)	(82)	0	(719)	(801)
Stock-based compensation expense		1,376	0	0	1,376
Stock-based compensation tax benefits		72	0	0	72
Tax withholding related to vesting of restricted stock units		(360)	0	0	(360)
Net income		0	0	8,505	8,505
Other comprehensive income		0	33	0	33
Balance at December 31, 2010	321,301	18,235	138	27,868	46,241
Common stock issued	3,594	621	0	0	621
Stock-based compensation expense		1,974	0	0	1,974
Stock-based compensation tax benefits		60	0	0	60
Tax withholding related to vesting of restricted stock units		(626)	0	0	(626)
Net income		0	0	9,737	9,737
Other comprehensive income		0	138	0	138
Balance at December 31, 2011	324,895	$20,264	$276	$37,605	$ 58,145

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2009	2010	2011
Operating activities			
Net income	$ 6,520	$ 8,505	$ 9,737
Adjustments:			
Depreciation and amortization of property and equipment	1,240	1,067	1,396
Amortization of intangible and other assets	284	329	455
Stock-based compensation expense	1,164	1,376	1,974
Excess tax benefits from stock-based award activities	(90)	(94)	(86)
Deferred income taxes	(268)	9	343
Impairment of equity investments	0	0	110
Other	(20)	(12)	6
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(504)	(1,129)	(1,156)
Income taxes, net	217	102	731
Prepaid revenue share, expenses and other assets	262	(414)	(262)
Accounts payable	34	272	101
Accrued expenses and other liabilities	243	745	795
Accrued revenue share	158	214	259
Deferred revenue	76	111	162
Net cash provided by operating activities	9,316	11,081	14,565
Investing activities			
Purchases of property and equipment	(810)	(4,018)	(3,438)
Purchases of marketable securities	(29,139)	(43,985)	(61,672)
Maturities and sales of marketable securities	22,103	37,099	48,746
Investments in non-marketable equity securities	(65)	(320)	(428)
Cash collateral received (returned) from securities lending	0	2,361	(354)
Investments in reverse repurchase agreements	0	(750)	5
Acquisitions, net of cash acquired, and purchases of intangible and other assets	(108)	(1,067)	(1,900)
Net cash used in investing activities	(8,019)	(10,680)	(19,041)
Financing activities			
Net proceeds (payments) from stock-based award activities	143	294	(5)
Excess tax benefits from stock-based award activities	90	94	86
Repurchase of common stock in connection with acquisitions	0	(801)	0
Proceeds from issuance of debt, net of costs	0	5,246	10,905
Repayment of debt	0	(1,783)	(10,179)
Net cash provided by financing activities	233	3,050	807
Effect of exchange rate changes on cash and cash equivalents	11	(19)	22
Net increase (decrease) in cash and cash equivalents	1,541	3,432	(3,647)
Cash and cash equivalents at beginning of year	8,657	10,198	13,630
Cash and cash equivalents at end of year	$ 10,198	$ 13,630	$ 9,983
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 0	$ 0	$ 40
Cash paid for taxes	$ 1,896	$ 2,175	$ 1,471
Non-cash financing activity:			
Fair value of common stock issued and vested options assumed in connection with acquisitions	$ 0	$ 750	$ 0

See accompanying notes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Google Inc. and Summary of Significant Accounting Policies

Nature of Operations

We were incorporated in California in September 1998. We were re-incorporated in the State of Delaware in August 2003. We generate revenues primarily by delivering relevant, cost-effective online advertising.

Basis of Consolidation

The consolidated financial statements include the accounts of Google Inc. and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the accounts receivable and sales allowances, fair values of financial instruments, intangible assets and goodwill, useful lives of intangible assets and property and equipment, fair values of stock-based awards, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

The following table presents our revenues by revenue source (in millions):

	Year Ended December 31,		
	2009	2010	2011
Advertising revenues:			
Google websites	$ 15,723	$ 19,444	$ 26,145
Google Network Members' websites	7,166	8,792	10,386
Total advertising revenues	22,889	28,236	36,531
Other revenues	762	1,085	1,374
Revenues	$ 23,651	$ 29,321	$37,905

Google AdWords is our auction-based advertising program that enables advertisers to place text-based and display ads on our websites and our Google Network Members' websites. Display advertising comprises the videos, text, images, and other interactive ads that run across the web on computers and mobile devices, including smart phones and handheld computers such as netbooks and tablets. Most of our AdWords customers pay us on a cost-per-click basis, which means that an advertiser pays us only when a user clicks on one of its ads. We also offer AdWords on a cost-per-impression basis that enables advertisers to pay us based on the number of times their ads appear on our websites and our Google Network Members' websites as specified by the advertisers.

Google AdSense refers to the online programs through which we distribute our advertisers' AdWords ads for display on our Google Network Members' websites, as well as programs to deliver ads on television broadcasts.

We recognize as revenues the fees charged to advertisers each time a user clicks on one of the ads that appears next to the search results or content on our websites or our Google Network Members' websites. For those advertisers using our AdWords cost-per-impression pricing, we recognize as revenues the fees charged to advertisers each time their ads are displayed on our websites or our Google Network Members' websites. We report our Google AdSense revenues on a gross basis principally because we are the primary obligor to our advertisers.

We recognize revenues when the services or products have been provided or delivered, the fees we charge are fixed or determinable, we and our advertisers or other customers understand the specific nature and terms of the agreed upon transactions, and collectability is reasonably assured.

We record deferred revenue upon invoicing or when cash payments are received in advance of our performance in the underlying agreement on the accompanying Consolidated Balance Sheets.

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to our Google Network members under AdSense arrangements and to certain other partners (our distribution partners) who distribute our toolbar and other products (collectively referred to as access points) or otherwise direct search queries to our website (collectively referred to as distribution arrangements). These amounts are primarily based on the revenue share and fixed fee arrangements with our Google Network Members and distribution partners.

Certain distribution arrangements require us to pay our partners based on a fee per access point delivered and not exclusively—or at all—based on revenue share. These fees are non-refundable. Further, these arrangements are terminable at will, although under the terms of certain contracts we or our distribution partners may be subject to penalties in the event of early termination. We recognize fees under these arrangements over the estimated useful lives of the access points (approximately two years) to the extent we can reasonably estimate those lives and they are longer than one year, or based on any contractual revenue share, if greater. Otherwise, the fees are charged to expense as incurred. The estimated useful life of the access points is based on the historical average period of time they generate traffic and revenues. Further, we review the access points for impairment by distribution partner, type, and geography, and we have not made any impairment to date.

Prepaid revenue share and distribution fees are included in prepaid revenue share, expenses, and other assets on the accompanying Consolidated Balance Sheets.

Cost of revenues also includes the expenses associated with the operation of our data centers, including depreciation, labor, energy, and bandwidth costs, credit card and other transaction fees related to processing customer transactions including Google Checkout transactions, amortization of acquired intangible assets, as well as content acquisition costs. We have entered into arrangements with certain content providers under which we distribute or license their video and other content. In a number of these arrangements, we display ads on the pages of our web sites from which the content is viewed and share most of the fees these ads generate with the content providers. To the extent we are obligated to make guaranteed minimum revenue share payments to our content providers, we recognize as content acquisition costs the contractual revenue share amount or on a straight-line basis, whichever is greater, over the terms of the agreements.

Stock-based Compensation

We have elected to use the BSM option pricing model to determine the fair value of stock options on the dates of grant. Restricted stock units (RSUs) are measured based on the fair market values of the underlying stock on the dates of grant. Shares are issued on the vesting dates net of the minimum statutory tax withholding requirements to be paid by us on behalf of our employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding. Furthermore, we record the liability for withholding amounts to be paid by us as a reduction to additional paid-in capital when paid. Also, we recognize stock-based compensation using the straight-line method.

We include as part of cash flows from financing activities the benefits of tax deductions in excess of the tax-effected compensation of the related stock-based awards for options exercised and RSUs vested during the period. During the years ended December 31, 2009, December 31, 2010, and December 31, 2011, the amount of cash received from the exercise of stock options was $350 million, $656 million, and $621 million, and the total direct tax benefit realized, including the excess tax benefit, from stock-based award activities was $260 million, $355 million, and $451 million. We have elected to account for the indirect effects of stock-based awards—primarily the research and development tax credit—through the Consolidated Statements of Income.

For the years ended December 31, 2009, December 31, 2010, and December 31, 2011, we recognized stock-based compensation and related tax benefits of $1,164 million and $264 million, $1,376 million and $314 million, and $1,974 million and $413 million.

Certain Risks and Concentrations

Our revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. In addition, our revenues are generated from a multitude of vertical market segments in countries around the world. Significant changes in this industry or changes in customer buying or advertiser spending behavior could adversely affect our operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, foreign exchange contracts, and accounts receivable. Cash equivalents and marketable securities consist primarily of highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., debt instruments issued by foreign governments, mortgage-backed securities, corporate securities, time deposits, and money market and other funds, including cash collateral received related to our securities lending program. Foreign exchange contracts are transacted with various financial institutions with high credit standing. Accounts receivable are typically unsecured and are derived from revenues earned from customers located around the world. In 2009, 2010, and 2011, we generated approximately 47%, 48%, and 46% of our revenues from customers based in the U.S., with the majority of customers outside of the U.S. located in Europe and Japan. Many of our Google Network Members are in the internet industry. We perform ongoing evaluations to determine customer credit and we limit the amount of credit we extend, but generally we do not require collateral from our customers. We maintain reserves for estimated credit losses and these losses have generally been within our expectations.

No individual customer or groups of affiliated customers represented more than 10% of our revenues in 2009, 2010, and 2011.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash equivalents, accounts receivable, accounts payable, short-term debt, and accrued liabilities, approximate fair value because of their generally short maturities.

Cash, Cash Equivalents, and Marketable Securities

We invest our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., debt instruments issued by foreign governments, mortgage-backed securities, corporate securities, time deposits, and money market and other funds, including cash collateral received related to our securities lending program. We classify all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as marketable securities.

We determine the appropriate classification of our investments in marketable securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable securities as available-for-sale. We may or may not hold securities with stated maturities greater than

12 months until maturity. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these securities prior to their stated maturities. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as current assets under the caption marketable securities in the accompanying Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of stockholders' equity, except for unrealized losses determined to be other-than-temporary, which we record as interest and other income, net. We determine any realized gains or losses on the sale of marketable securities on a specific identification method, and we record such gains and losses as a component of interest and other income, net.

Non-Marketable Equity Securities

We have accounted for non-marketable equity securities primarily at cost because we do not have significant influence over the underlying investees.

Impairment of Marketable and Non-Marketable Securities

We periodically review our marketable securities, as well as our non-marketable equity securities, for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statements of Income.

Accounts Receivable

We record accounts receivable at the invoiced amount and we do not charge interest. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review the accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. We also maintain a sales allowance to reserve for potential credits issued to customers. We determine the amount of the reserve based on historical credits issued.

Property and Equipment

We account for property and equipment at cost less accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, generally two to five years. We depreciate buildings over periods up to 25 years. We amortize leasehold improvements over the shorter of the remaining lease term or the estimated useful lives of the assets. Construction in progress is related to the construction or development of property (including land) and equipment that have not yet been placed in service for our intended use. Depreciation for equipment commences once it is placed in service and depreciation for buildings and leasehold improvements commences once they are ready for our intended use. Land is not depreciated.

Software Development Costs

We expense software development costs, including costs to develop software products or the software component of products to be marketed to external users, before technological feasibility of such products is reached. We have determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

We review property and equipment and intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We have made no material adjustments to our long-lived assets in any of the years presented. In addition, we test our goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. Our tests are based on our single operating segment and reporting unit structure. We found no goodwill impairment in any of the years presented.

Intangible assets with definite lives are amortized over their estimated useful lives. We amortize our acquired intangible assets on a straight-line basis with definite lives over periods ranging from one to 12 years.

Income Taxes

We recognize income taxes under the liability method. We recognize deferred income taxes for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which differences are expected to reverse. We recognize the effect on deferred taxes of a change in tax rates in income in the period that includes the enactment date.

Foreign Currency

Generally, the functional currency of our international subsidiaries is the local currency. We translate the financial statements of these subsidiaries to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs, and expenses. We record translation gains and losses in accumulated other comprehensive income as a component of stockholders' equity. We recorded $77 million of net translation gains in 2009, $124 million of net translation losses in 2010, and $107 million of net translation losses in 2011. We record net gains and losses resulting from foreign exchange transactions as a component of interest and other income, net. These gains and losses are net of those realized on foreign exchange contracts. We recorded $8 million of net gains in 2009, $29 million of net losses in 2010, and $38 million of net losses in 2011.

Advertising and Promotional Expenses

We expense advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2009, December 31, 2010, and December 31, 2011, advertising and promotional expenses totaled approximately $353 million, $772 million, and $1,544 million.

Recent Accounting Pronouncements

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. We adopted both standards in the fourth quarter of 2011.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements and disclosures.

Note 2. Net Income Per Share of Class A and Class B Common Stock

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net income per share is computed using the weighted-average number of common shares outstanding during the period except that it does not include unvested common shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of stock options, warrants issued under the TSO program, restricted shares, restricted stock units, and unvested common shares subject to repurchase or cancellation. The dilutive effect of outstanding stock options, warrants, restricted shares, and restricted stock units is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock, while the diluted net income per share of Class B common stock does not assume the conversion of those shares.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting. Further, there are a number of safeguards built into our certificate of incorporation, as well as Delaware law, which preclude our board of directors from declaring or paying unequal per share dividends on our Class A and Class B common stock. Specifically, Delaware law provides that amendments to our certificate of incorporation which would have the effect of adversely altering the rights, powers, or preferences of a given class of stock (in this case the right of our Class A common stock to receive an equal dividend to any declared on our Class B common stock) must be approved by the class of stock adversely affected by the proposed amendment. In addition, our certificate of incorporation provides that before any such amendment may be put to a stockholder vote, it must be approved by the unanimous consent of our board of directors. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B common shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as we assume the conversion of Class B common stock in the computation of the diluted net income per share of Class A common stock, the undistributed earnings are equal to net income for that computation.

The following table sets forth the computation of basic and diluted net income per share of Class A and Class B common stock (in millions, except share amounts which are reflected in thousands and per share amounts):

	Year Ended December 31,					
	2009		2010		2011	
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income per share:						
Numerator						
Allocation of undistributed earnings	$ 4,981	$ 1,539	$ 6,569	$ 1,936	$ 7,658	$ 2,079
Denominator						
Weighted-average common shares outstanding	241,575	74,651	246,168	72,534	253,862	68,916
Less: Weighted-average unvested common shares subject to repurchase or cancellation	(5)	0	0	0	0	0
Number of shares used in per share computation	241,570	74,651	246,168	72,534	253,862	68,916
Basic net income per share	$ 20.62	$ 20.62	$ 26.69	$ 26.69	$ 30.17	$ 30.17
Diluted net income per share:						
Numerator						
Allocation of undistributed earnings for basic computation	$ 4,981	$ 1,539	$ 6,569	$ 1,936	$ 7,658	$ 2,079
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	1,539	0	1,936	0	2,079	0
Reallocation of undistributed earnings to Class B shares	0	(13)	0	(26)	0	(27)
Allocation of undistributed earnings	$ 6,520	$ 1,526	$ 8,505	$ 1,910	$ 9,737	$ 2,052
Denominator						
Number of shares used in basic computation	241,570	74,651	246,168	72,534	253,862	68,916
Weighted-average effect of dilutive securities						
Add:						
Conversion of Class B to Class A common shares outstanding	74,651	0	72,534	0	68,916	0
Unvested common shares subject to repurchase or cancellation	5	0	0	0	0	0
Employee stock options, including warrants issued under Transferable Stock Option program	2,569	114	3,410	71	2,958	46
Restricted shares and RSUs	621	0	1,139	0	1,478	0
Number of shares used in per share computation	319,416	74,765	323,251	72,605	327,214	68,962
Diluted net income per share	$ 20.41	$ 20.41	$ 26.31	$ 26.31	$ 29.76	$ 29.76

The net income per share amounts are the same for Class A and Class B common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

Note 3. Cash and Investments

Cash, cash equivalents, and marketable securities consisted of the following (in millions):

	As of December 31, 2010	As of December 31, 2011
Cash and cash equivalents:		
Cash	$ 4,652	$ 4,712
Cash equivalents:		
Time deposits	973	534
Money market and other funds[1]	7,547	4,462
U.S. government agencies	0	275
U.S. government notes	300	0
Foreign government bonds	150	0
Corporate debt securities	8	0
Total cash and cash equivalents	13,630	9,983
Marketable securities:		
Time deposits	307	495
U.S. government agencies	1,857	6,226
U.S. government notes	3,930	11,579
Foreign government bonds	1,172	1,629
Municipal securities	2,503	1,794
Corporate debt securities	5,742	6,112
Agency residential mortgage-backed securities	5,673	6,501
Marketable equity securities	161	307
Total marketable securities	21,345	34,643
Total cash, cash equivalents, and marketable securities	$34,975	$44,626

(1) The balances at December 31, 2010 and December 31, 2011 included $1.6 billion and $1.3 billion of cash collateral received in connection with our securities lending program, which was invested in reverse repurchase agreements maturing within three months. See below for further discussion on this program.

The following tables summarize unrealized gains and losses related to our investments in marketable securities designated as available-for-sale (in millions):

	As of December 31, 2010			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Time deposits	$ 307	$ 0	$ 0	$ 307
U.S. government agencies	1,864	1	(8)	1,857
U.S. government notes	3,950	30	(50)	3,930
Foreign government bonds	1,154	23	(5)	1,172
Municipal securities	2,492	16	(5)	2,503
Corporate debt securities	5,600	167	(25)	5,742
Agency residential mortgage-backed securities	5,649	56	(32)	5,673
Marketable equity security	150	11	0	161
Total	$21,166	$304	$(125)	$21,345

	As of December 31, 2011			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Time deposits	$ 495	$ 0	$ 0	$ 495
U.S. government agencies	6,211	15	0	6,226
U.S. government notes	11,475	104	0	11,579
Foreign government bonds	1,608	32	(11)	1,629
Municipal securities	1,775	19	0	1,794
Corporate debt securities	6,023	187	(98)	6,112
Agency residential mortgage-backed securities	6,359	147	(5)	6,501
Marketable equity securities	228	79	0	307
Total	$34,174	$583	$(114)	$34,643

Gross unrealized gains and losses on cash equivalents were not material at December 31, 2010 and December 31, 2011.

We recognized gross realized gains of $212 million and $381 million for the years ended December 31, 2010 and 2011. We recognized gross realized losses of $27 million and $127 million for the years ended December 31, 2010 and 2011. We determine realized gains or losses on the sale of marketable securities on a specific identification method, and we reflect such gains and losses as a component of interest and other income, net, in our accompanying Consolidated Statements of Income.

The following table summarizes the estimated fair value of our investments in marketable securities, excluding the marketable equity securities, designated as available-for-sale and classified by the contractual maturity date of the securities (in millions):

	As of December 31, 2011
Due in 1 year	$ 13,242
Due in 1 year through 5 years	7,482
Due in 5 years through 10 years	5,525
Due after 10 years	8,087
Total	$34,336

The following tables present gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2010 and 2011, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in millions):

	As of December 31, 2010	
	Less than 12 Months	
	Fair Value	Unrealized Loss
U.S. government agencies	$ 831	$ (8)
U.S. government notes	2,225	(50)
Foreign government bonds	129	(5)
Municipal securities	962	(5)
Corporate debt securities	1,061	(25)
Agency residential mortgage-backed securities	1,675	(32)
Total	$6,883	$(125)

As of December 31, 2010, we did not have any investments in marketable securities that were in an unrealized loss position for 12 months or greater.

	As of December 31, 2011					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Foreign government bonds	$ 302	$ (11)	$ 6	$ 0	$ 308	$ (11)
Corporate debt securities	2,160	(97)	17	(1)	2,177	(98)
Agency residential mortgage-backed securities	716	(3)	19	(2)	735	(5)
Total	$3,178	$(111)	$42	$(3)	$3,220	$(114)

Investment in a Marketable Equity Security

During the fourth quarter of 2011, we recorded an other-than-temporary impairment charge of $88 million related to our investment in Clearwire Corporation. This amount was included in interest and other income, net in the accompanying Consolidated Statement of Income.

Securities Lending Program

From time to time, we enter into securities lending agreements with financial institutions to enhance investment income. We loan selected securities which are secured by collateral in the form of cash or securities. Cash collateral is invested in reverse repurchase agreements. We classify loaned securities as cash equivalents or marketable securities on the accompanying Consolidated Balance Sheets. We record the cash collateral as an asset with a corresponding liability. We classify reverse repurchase agreements maturing within three months as cash equivalents and those longer than three months as receivable under reverse repurchase agreements on the accompanying Consolidated Balance Sheets. For lending agreements collateralized by securities, we do not record an asset or liability as we are not permitted to sell or repledge the associated collateral.

Note 4. Debt

Short-Term Debt

We have a debt financing program of up to $3.0 billion through the issuance of commercial paper. Net proceeds from this program are used for general corporate purposes. At December 31, 2010 and 2011, we had $3.0 billion and $750 million of commercial paper outstanding recorded as short-term debt with weighted-average interest rates of 0.3% and 0.1%. In conjunction with this program, we have a $3.0 billion revolving credit facility expiring in July 2016. The interest rate for the credit facility is determined based on a formula using certain market rates. At December 31, 2010 and 2011, we were in compliance with the financial covenant in the credit facility. No amounts were outstanding under the credit facility at December 31, 2010 and December 31, 2011.

In December 2010, we issued a secured promissory note in the amount of $468 million with an interest rate of 1.0% and a one-year maturity date. Proceeds were used for the acquisition of an office building in New York City. In December 2011, we extended the maturity date of the note to December 2012. As of December 31, 2010 and 2011, the outstanding balance was $468 million.

The estimated fair value of the short-term debt approximated its carrying value at December 31, 2010 and December 31, 2011.

Long-Term Debt

In May 2011, we issued $3.0 billion of unsecured senior notes in three tranches as described in the table below (collectively, the Notes) (in millions):

	Outstanding Balance as of December 31, 2011
1.25% Notes due on May 19, 2014	$1,000
2.125% Notes due on May 19, 2016	1,000
3.625% Notes due on May 19, 2021	1,000
Unamortized discount for the Notes above	(14)
Total	$2,986

The effective interest yields of the 2014, 2016, and 2021 Notes were 1.258%, 2.241%, and 3.734%, respectively. Interest on the Notes is payable semi-annually in arrears on May 19 and November 19 of each year. We may redeem the Notes at any time in whole or from time to time in part at specified redemption prices. We are not subject to any financial covenants under the Notes. We used the net proceeds from the issuance of the Notes to repay a portion of our outstanding commercial paper and for general corporate purposes. The total estimated fair value of the Notes was approximately $3.2 billion, which is based on quoted prices for our publicly-traded debt as of December 31, 2011.

At December 31, 2011, future principal payments for the Notes were as follows (in millions):

Years ended	
2012	$ 0
2013	0
2014	1,000
2015	0
2016	1,000
Thereafter	1,000
Total	$3,000

Note 5. Derivative Financial Instruments

We enter into foreign currency contracts with financial institutions to reduce the risk that our cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. We use certain interest rate derivative contracts to hedge interest rate exposures on our fixed income securities. Our program is not designated for trading or speculative purposes.

We recognize derivative instruments as either assets or liabilities on the accompanying Consolidated Balance Sheets at fair value. We record changes in the fair value (i.e., gains or losses) of the derivatives in the accompanying Consolidated Statements of Income as interest and other income, net, as part of revenues, or to accumulated other comprehensive income (AOCI) in the accompanying Consolidated Balance Sheets.

Cash Flow Hedges

We use options designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in currencies other than the U.S. dollar. We initially report any gain on the effective portion of a cash flow hedge as a component of AOCI and subsequently reclassify to revenues when the hedged revenues are recorded or as interest and other income, net, if the hedged transaction becomes probable of not occurring. Further, we exclude the change in the time value of the options from our assessment of hedge effectiveness. We record the premium paid or time value of an option on the date of purchase as an asset. Thereafter, we recognize any change to this time value in interest and other income, net.

At December 31, 2011, the effective portion of our cash flow hedges before tax effect was $154 million, of which $127 million is expected to be reclassified from AOCI to revenues within the next 12 months.

The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was €3.0 billion (or approximately $4.1 billion) and €2.8 billion (or approximately $3.8 billion) at December 31, 2010 and December 31, 2011; the notional principal of foreign exchange contracts to purchase U.S. dollars with British pounds was £1.5 billion (or approximately $2.3 billion) and £1.4 billion (or approximately $2.2 billion) at December 31, 2010 and December 31, 2011; and the notional principal of foreign exchange contracts to purchase U.S. dollars with Canadian dollars was C$407 million (or approximately $382 million) and C$504 million (or approximately $490 million) at December 31, 2010 and December 31, 2011. These foreign exchange contracts have maturities of 36 months or less.

Fair Value Hedges

We use forward contracts designated as fair value hedges to hedge foreign currency risks for our investments denominated in currencies other than the U.S. dollar. Gains and losses on these contracts are recognized in interest and other income, net, along with the offsetting losses and gains of the related hedged items. We exclude changes in the time value for forward contracts from the assessment of hedge effectiveness and recognize them in interest and other income, net. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $787 million and $1.0 billion at December 31, 2010 and December 31, 2011.

Other Derivatives

Other derivatives not designated as hedging instruments consist of forward and option contracts that we use to hedge intercompany transactions and other monetary assets or liabilities denominated in currencies other than the local currency of a subsidiary. We recognize gains and losses on these contracts as well as the related costs in interest and other income, net, along with the gains and losses of the related hedged items. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1.0 billion and $2.3 billion at December 31, 2010 and December 31, 2011. The notional principal of foreign exchange contracts to sell U.S. dollars for foreign currencies was $84 million and $472 million at December 31, 2010 and December 31, 2011. The notional principal of foreign exchange contracts to purchase Euros with other foreign currencies was €991 million (or approximately $1.3 billion) and €711 million (or approximately $929 million) at December 31, 2010 and December 31, 2011. The notional principal of foreign exchange contracts to sell Euros for other foreign currencies was €6 million (or approximately $8 million) at December 31, 2010 and no such contracts were outstanding at December 31, 2011.

We also use exchange-traded interest rate futures contracts and "To Be Announced" (TBA) forward purchase commitments of mortgage-backed assets to hedge interest rate risks on certain fixed income securities. The TBA contracts meet the definition of derivative instruments in cases where physical delivery of the assets is not taken at the earliest available delivery date. Our interest rate futures and TBA contracts (together interest rate contracts) are not designated as hedging instruments. We recognize gains and losses on these contracts as well as the related costs in interest and other income, net. The gains and losses are generally economically offset by unrealized gains and losses in the underlying available-for-sale securities, which are recorded as a component of AOCI until the securities are sold or other-than-temporarily impaired, at which time the amounts are moved from AOCI into interest and other income, net. As of December 31, 2011, the total notional amounts of interest rate contracts outstanding were $100 million.

The fair values of our outstanding derivative instruments were as follows (in millions):

	Balance Sheet Location	Fair Value of Derivative Instruments As of December 31, 2010	As of December 31, 2011
Derivative Assets			
Derivatives designated as hedging instruments:			
Foreign exchange contracts	Prepaid revenue share, expenses and other assets, current and non-current	$342	$333
Derivatives not designated as hedging instruments:			
Foreign exchange contracts	Prepaid revenue share, expenses and other assets, current	0	4
Total		$342	$337
Derivative Liabilities			
Derivatives designated as hedging instruments:			
Foreign exchange contracts	Accrued expenses and other current liabilities	$ 5	$ 5
Derivatives not designated as hedging instruments:			
Foreign exchange contracts	Accrued expenses and other current liabilities	3	1
Total		$ 8	$ 6

The effect of derivative instruments in cash flow hedging relationships on income and other comprehensive income is summarized below (in millions):

Derivatives in Cash Flow Hedging Relationship	Increase (Decrease) in Gains Recognized in AOCI on Derivatives Before Tax Effect (Effective Portion) Year Ended December 31, 2009	2010	2011
Foreign exchange contracts	$(14)	$331	$54

Derivatives in Cash Flow Hedging Relationship	Location	Gains Reclassified from AOCI into Income (Effective Portion) Year Ended December 31, 2009	2010	2011
Foreign exchange contracts	Revenues	$325	$203	$43

Derivatives in Cash Flow Hedging Relationship	Location	Gains (Losses) Recognized in Income on Derivatives (Amount Excluded from Effectiveness Testing and Ineffective Portion)[1] Year Ended December 31, 2009	2010	2011
Foreign exchange contracts	Interest and other income, net	$(268)	$(320)	$(323)

1 Gains (losses) related to the ineffective portion of the hedges were not material in all periods presented.

The effect of derivative instruments in fair value hedging relationships on income is summarized below (in millions):

Derivatives in Fair Value Hedging Relationship	Gains (Losses) Recognized in Income on Derivatives[2]			
		Year Ended December 31,		
	Location	2009	2010	2011
Foreign exchange contracts	Interest and other income, net	$ 2	$(35)	$ (2)
Hedged item	Interest and other income, net	(2)	29	(12)
Total		$ 0	$ (6)	$(14)

2 Losses related to the amount excluded from effectiveness testing of the hedges were $0, $6 million, and $14 million for the years ended December 31, 2009, December 31, 2010, and December 31, 2011.

The effect of derivative instruments not designated as hedging instruments on income is summarized below (in millions):

Derivatives Not Designated As Hedging Instruments	Gains (Losses) Recognized in Income on Derivatives			
		Year Ended December 31,		
	Location	2009	2010	2011
Foreign exchange contracts	Interest and other income, net	$(78)	$(40)	$29
Interest rate contracts	Interest and other income, net	0	0	(19)
		$(78)	$(40)	$ 10

Note 6. Fair Value Measurements

We measure our cash equivalents, marketable securities, auction rate securities (ARS), and foreign currency and interest rate derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We classify our cash equivalents and marketable securities within Level 1 or Level 2. This is because we value our cash equivalents and marketable securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. We classify our investments in ARS within Level 3 because they are valued using valuation models with significant unobservable marketable inputs (see below). We classify our foreign currency and interest rate derivative contracts primarily within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in millions):

Description	As of December 31, 2010	Fair Value Measurement at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents:				
Time deposits	$ 973	$ 0	$ 973	$ 0
Money market and other funds	7,547	5,936	1,611(1)	0
U.S. government notes	300	300	0	0
Foreign government bonds	150	0	150	0
Corporate debt securities	8	0	8	0
Marketable securities:				
Time deposits	307	0	307	0
U.S. government agencies	1,857	0	1,857	0
U.S. government notes	3,930	3,930	0	0
Foreign government bonds	1,172	0	1,172	0
Municipal securities	2,503	0	2,503	0
Corporate debt securities	5,742	0	5,742	0
Agency residential mortgage-backed securities	5,673	0	5,673	0
Marketable equity security	161	161	0	0
Derivative contracts	342	0	342	0
Auction rate securities	153	0	0	153
Total	$30,818	$10,327	$20,338	$153
Liabilities				
Derivative contracts	$ 8	$ 0	$ 8	$ 0
Total	$ 8	$ 0	$ 8	$ 0

Description	As of December 31, 2011	Fair Value Measurement at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents:				
Time deposits	$ 534	$ 0	$ 534	$ 0
Money market and other funds	4,462	3,202	1,260(1)	0
U.S. government agencies	275	0	275	0
Marketable securities:				
Time deposits	495	0	495	0
U.S. government agencies	6,226	0	6,226	0
U.S. government notes	11,579	11,579	0	0
Foreign government bonds	1,629	0	1,629	0
Municipal securities	1,794	0	1,794	0
Corporate debt securities	6,112	0	6,112	0
Agency residential mortgage-backed securities	6,501	0	6,501	0
Marketable equity securities	307	307	0	0
Derivative contracts	337	0	337	0
Auction rate securities	118	0	0	118
Total	$40,369	$15,088	$25,163	$118
Liabilities				
Derivative contracts	$ 6	$ 0	$ 6	$ 0
Total	$ 6	$ 0	$ 6	$ 0

(1) This balance represents cash collateral received in connection with our securities lending program, which was invested in reverse repurchase agreements maturing within three months.

At December 31, 2011, we held $118 million of ARS. Historically, these securities have provided liquidity through a Dutch auction process. However, these auctions began to fail in the first quarter of 2008. To estimate their fair values at December 31, 2011, we used a discounted cash flow model based on estimated interest rates, timing and amount of cash flows, the credit quality of the underlying securities, and illiquidity considerations.

At December 31, 2011, the estimated fair value of these ARS was $23 million below their costs. As we have no intent to sell these ARS and it is more likely than not that we will not be required to sell these ARS prior to recovery of our entire cost basis, we concluded the decline in the fair value was temporary and recorded the unrealized loss to AOCI on the accompanying Consolidated Balance Sheet at December 31, 2011. To the extent we determine that any impairment is other-than-temporary, we would record a charge to earnings. In addition, we have concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, we classified them as non-current assets on the accompanying Consolidated Balance Sheet at December 31, 2011.

The following table presents reconciliations for our assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) (in millions):

	Level 3
Balance at January 1, 2009	$197
Change in unrealized loss included in other comprehensive income	12
Net settlements	(27)
Balance at December 31, 2009	182
Change in unrealized loss included in other comprehensive income	4
Net settlements	(33)
Balance at December 31, 2010	153
Change in unrealized loss included in other comprehensive income	(3)
Net settlements	(32)
Balance at December 31, 2011	$118

Note 7. Property and Equipment

Property and equipment consisted of the following (in millions):

	As of December 31, 2010	As of December 31, 2011
Information technology assets	$4,670	$ 6,060
Land and buildings	3,969	5,228
Construction in progress	2,329	2,128
Leasehold improvements	738	919
Furniture and fixtures	65	65
Total	11,771	14,400
Less: accumulated depreciation and amortization	4,012	4,797
Property and equipment, net	$7,759	$ 9,603

Note 8. Acquisitions

In April 2011, we completed the acquisition of ITA Software, Inc. (ITA), a privately-held flight information software company, for $676 million in cash, of which $394 million was attributed to acquired intangible assets, $323 million to goodwill, and $41 million to net liabilities assumed.

During the year ended December 31, 2011, we completed 78 other acquisitions and purchases of intangible assets for a total cash consideration of approximately $1.3 billion, of which $795 million was attributed to goodwill, $593 million to acquired intangible assets, and $86 million to net liabilities assumed. These acquisitions generally enhance the breadth and depth of our expertise in engineering and other functional areas, our technologies, and our product offerings.

Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

Patents and developed technology have a weighted-average useful life of 6.3 years, customer relationships have a weighted-average useful life of 6.6 years and trade names and other have a weighted-average useful life of 4.2 years. The amount of goodwill expected to be deductible for tax purposes is $29 million.

In August 2011, we entered into a Merger Agreement with Motorola, a provider of innovative technologies, products and services that enable a range of mobile and wireline digital communication, information and entertainment experiences, under which we will acquire Motorola for $40 per share in cash, or a total of approximately $12.5 billion. The completion of this transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals. In the event the Merger Agreement is terminated due to a failure to obtain certain regulatory approvals, we would be required to pay Motorola a fee of $2.5 billion. The transaction is currently expected to close in early 2012.

Note 9. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2011 were as follows (in millions):

Balance as of December 31, 2010	$6,256
Goodwill acquired	1,118
Goodwill adjustment	(28)
Balance as of December 31, 2011	$7,346

Information regarding our acquisition-related intangible assets is as follows (in millions):

	As of December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Patents and developed technology	$ 915	$ 506	$ 409
Customer relationships	950	400	550
Trade names and other	283	198	85
Total	$2,148	$1,104	$1,044

	As of December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Patents and developed technology	$ 1,451	$ 698	$ 753
Customer relationships	1,288	573	715
Trade names and other	359	249	110
Total	$3,098	$1,520	$1,578

Patents and developed technology, customer relationships, and trade names and other have weighted-average useful lives from the date of purchase of 5.0 years, 6.1 years, and 4.3 years. Amortization expense of acquisition-related intangible assets for the years ended December 31, 2009, 2010, and 2011 was $266 million, $314 million, and $441 million. As of December 31, 2011, expected amortization expense for acquisition-related intangible assets for each of the next five years and thereafter was as follows (in millions):

2012	$ 472
2013	364
2014	297
2015	147
2016	99
Thereafter	199
	$1,578

Note 10. Interest and Other Income, Net

The components of interest and other income, net were as follows (in millions):

	Year Ended December 31,		
	2009	2010	2011
Interest income	$ 230	$ 579	$ 812
Interest expense	0	(5)	(58)
Realized gains on available-for-sale investments, net	97	185	254
Impairment of equity investments	0	0	(110)
Foreign currency exchange losses, net	(260)	(355)	(379)
Other	2	11	65
Interest and other income, net	$ 69	$ 415	$ 584

Note 11. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows (in millions):

	As of December 31,	
	2010	2011
Foreign currency translation adjustment	$ (41)	$(148)
Net unrealized gains on available-for-sale investments, net of taxes	94	327
Unrealized gains on cash flow hedges, net of taxes	85	97
Accumulated other comprehensive income	$138	$ 276

Note 12. Commitments and Contingencies

Operating Leases

We have entered into various non-cancelable operating lease agreements for certain of our offices, land, and data centers throughout the world with original lease periods expiring primarily between 2012 and 2063. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. Certain of these arrangements have free or escalating rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis.

At December 31, 2011, future minimum payments under non-cancelable operating leases, net of sublease income amounts, were as follows over each of the next five years and thereafter (in millions):

	Operating Leases	Sub-lease Income	Net Operating Leases
2012	$ 389	$ 17	$ 372
2013	377	16	361
2014	357	14	343
2015	311	13	298
2016	256	10	246
Thereafter	1,264	5	1,259
Total minimum payments	$2,954	$75	$2,879

Certain leases have adjustments for market provisions. Amounts in the above table represent our best estimates of future payments to be made under these leases. In addition, the above table does not include future rental income of $726 million related to the leases that we assumed in connection with our building purchases. Rent expense under operating leases, including co-location arrangements, was $323 million, $293 million, and $380 million in 2009, 2010, and 2011.

Purchase Obligations

We had $1.9 billion of other non-cancelable contractual obligations, primarily related to payments related to certain of our distribution arrangements and video and other content licensing revenue sharing arrangements, as well as data center operations and facility build-outs at December 31, 2011. In addition, we had $2.8 billion of open purchase orders for which we had not received the related services or goods at December 31, 2011. We have the right to cancel these open purchase orders prior to the date of delivery.

Letters of Credit

At December 31, 2011, we had unused letters of credit for $46 million.

Indemnifications

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties, including advertisers, Google Network Members, and lessors with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. Several of these agreements limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to make a reasonable estimate of the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Additionally, we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2011, we did not have any indemnification claims that we considered to be probable or reasonably possible.

Legal Matters

Antitrust Investigations

On June 23, 2011, we received a Civil Investigative Demand (CID) from the U.S. Federal Trade Commission's (FTC) Bureau of Competition and a subpoena from FTC's Bureau of Consumer Protection relating to a review by the FTC of our business practices, including search and advertising. State attorneys general from the states of Texas, Ohio, and Mississippi have issued similar CIDs. We are cooperating with the FTC and the state attorneys general and responding to their information requests.

The European Commission's (EC) Directorate General for Competition has also opened an investigation into various antitrust-related complaints against us. On February 10, 2010, we received notification from the EC about three antitrust complaints filed by Ciao, Ejustice, and Foundem, respectively. On November 30, 2010, the EC formally opened proceedings against us. Since November 2010, 1plusV, parent company of Ejustice, and VfT, an association of business listings providers in Germany, have filed similar complaints against us. On March 31, 2011, Microsoft Corporation submitted a similar complaint to the EC against us. On the same day, the EC notified us of additional complaints filed by Elfvoetbal, Hotmaps, Interactive Labs, and nnpt.it, and on August 30, 2011 of a complaint by dealdujour.pro. On September 16, 2011, we responded to all of the allegations made against us. In addition, in December 2011, the Spanish Association of Daily Newspaper Publishers also submitted a complaint to the EC against us. We are cooperating with the EC and responding to its information requests.

EPA Investigation

In February 2009, we learned of a U.S. Environmental Protection Agency (EPA) investigation into an alleged release of refrigerant at one of our smaller data center facilities, which we acquired from DoubleClick, and the accuracy of related statements and records. We are cooperating with the EPA and have provided documents and other materials.

Department of Justice Investigation (Advertising)

In connection with the resolution of an investigation by the United States Department of Justice into the use of Google advertising by certain advertisers, we accrued $500 million during the three months ended March 31, 2011, which was paid in August 2011 upon final resolution of that matter.

Patent and Intellectual Property Claims

We have had patent, copyright, and trademark infringement lawsuits filed against us claiming that certain of our products, services, and technologies, including Android, Google Search, Google AdWords, Google AdSense, Google Books, Google News, Google Image Search, Google Chrome, Google Talk, Google Voice, and YouTube, infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, functionalities, products, or services, and may also cause us to change our business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues for us and otherwise harm our business.

In addition, many of our agreements with our customers and partners require us to indemnify them for certain intellectual property infringement claims against them, which would increase our costs as a result of defending such claims, and may require that we pay significant damages if there were an adverse ruling in any such claims. Furthermore, such customers and partners may discontinue the use of our products, services, and technologies, as a result of injunctions or otherwise, which could result in loss of revenues and adversely impact our business.

Other

We are also regularly subject to claims, suits, government investigations, and other proceedings involving competition and antitrust (such as the pending investigations by the FTC and the EC described above), intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Such claims, suits, government investigations, and other proceedings could result in fines, civil or criminal penalties, or other adverse consequences.

Certain of our outstanding legal matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred, and the amount can be reasonably estimated. We evaluate, on a monthly basis, developments in our legal matters that could affect the amount of liability that has been previously accrued, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to such matters.

With respect to our outstanding legal matters, based on our current knowledge, we believe that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

We expense legal fees in the period in which they are incurred.

Income Taxes

We are under audit by the Internal Revenue Service (IRS) and various other tax authorities. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities, and we believe that the final outcome of these examinations or agreements will not have a material effect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period we determine the liabilities are no longer necessary. If our estimates of the federal, state, and foreign income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

Note 13. Stockholders' Equity

Convertible Preferred Stock

Our board of directors has authorized 100,000,000 shares of convertible preferred stock, $0.001 par value, issuable in series. At December 31, 2010 and December 31, 2011, there were no shares issued or outstanding.

Class A and Class B Common Stock

Our board of directors has authorized two classes of common stock, Class A and Class B. At December 31, 2011, there were 6,000,000,000 and 3,000,000,000 shares authorized and there were 257,552,401 and 67,342,362 shares outstanding of Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Shares of Class B common stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A common stock. We refer to Class A and Class B common stock as common stock throughout the notes to these financial statements, unless otherwise noted.

Stock Plans

We maintain the 1998 Stock Plan, the 2000 Stock Plan, the 2003 Stock Plan, the 2003 Stock Plan (No. 2), the 2003 Stock Plan (No. 3), the 2004 Stock Plan, and plans assumed through acquisitions, all of which are collectively referred to as the "Stock Plans." Under our Stock Plans, incentive and nonqualified stock options or rights to purchase common stock may be granted to eligible participants. Options are generally granted for a term of 10 years. Options granted under the Stock Plans other than the 2004 Stock Plan may be exercised prior to vesting. Under the Stock Plans, we have also issued RSUs and restricted shares. An RSU award is an agreement to issue shares of our stock at the time of vest. Except for options granted pursuant to our stock option exchange program completed in March 2009 (the Exchange), options granted and RSUs issued to employees under the Stock Plans generally vest over four years contingent upon employment with us on the vesting date.

At December 31, 2010 and December 31, 2011, there were 27,329,837 and 21,794,492 shares of common stock reserved for future issuance under our Stock Plans.

We estimated the fair value of each option award on the date of grant using the BSM option pricing model. Our assumptions about stock-price volatility have been based exclusively on the implied volatilities of publicly traded options to buy our stock with contractual terms closest to the expected life of options granted to our employees. We estimate the expected term based upon the historical exercise behavior of our employees. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted (excluding options granted in connection with the Exchange discussed below) in the periods presented:

	Year Ended December 31,		
	2009	2010	2011
Risk-free interest rate	2.6%	1.9%	2.3%
Expected volatility	37%	35%	33%
Expected life (in years)	5.8	5.4	5.9
Dividend yield	0	0	0
Weighted-average estimated fair value of options granted during the year	$160.63	$216.43	$210.07

The following table summarizes the activities for our options for the year ended December 31, 2011:

	Options Outstanding			
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)(1)
Balance at December 31, 2010	11,525,422	$330.24		
Granted	718,091	$584.80		
Exercised	(2,181,355)	$284.00		
Forfeited/canceled	(254,906)	$ 377.73		
Balance at December 31, 2011	9,807,252	$ 357.92	5.7	$2,825
Vested and exercisable as of December 31, 2011	6,244,783	$ 314.38	5.4	$2,070
Vested and exercisable as of December 31, 2011 and expected to vest thereafter(2)	9,437,288	$354.92	5.7	$2,746

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $645.90 of our Class A common stock on December 31, 2011.

(2) Options expected to vest reflect an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding, exercisable, and exercisable and vested stock options at December 31, 2011:

	Options Outstanding			Options Exercisable		Options Exercisable and Vested	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.30-$94.80	297,360	2.6	$ 28.06	296,392	$ 27.85	278,071	$ 24.73
$117.84-$198.41	412,843	2.9	$ 179.12	412,843	$ 179.12	412,843	$ 179.12
$205.96-$298.86	505,760	3.2	$ 275.21	502,038	$ 275.12	502,038	$ 275.12
$300.97-$399.00	5,478,754	5.0	$ 309.68	4,012,895	$ 309.71	4,012,895	$ 309.71
$401.78-$499.07	935,944	6.6	$ 439.16	514,417	$ 437.28	514,417	$ 437.28
$501.27-$595.35	1,892,340	8.4	$ 532.44	509,780	$ 524.69	509,780	$ 524.69
$601.17-$699.35	284,171	9.1	$ 610.18	14,659	$ 612.09	14,659	$ 612.09
$710.84	80	6.0	$ 710.84	80	$ 710.84	80	$ 710.84
$0.30-$710.84	9,807,252	5.7	$ 357.92	6,263,104	$ 313.68	6,244,783	$ 314.38

The above tables include approximately 1.2 million warrants held by selected financial institutions that were options purchased from employees under our TSO program, with a weighted-average exercise price of $336.64 and a weighted-average remaining life of 1.1 years.

During 2011, the number of shares underlying TSOs sold to selected financial institutions under the TSO program was 635,047 at a total value of $167 million, or an average of $262.74 per share, including an average premium of $11.09 per share. The premium is calculated as the difference between (a) the sale price of the TSO and (b) the intrinsic value of the TSO, which we define as the excess, if any, of the price of our Class A common stock at the time of the sale over the exercise price of the TSO.

The total grant date fair value of stock options vested during 2009, 2010, and 2011 was $690 million, $690 million, and $561 million. The aggregate intrinsic value of all options and warrants exercised during 2009, 2010, and 2011 was $566 million, $794 million, and $674 million. These amounts do not include the aggregate sales price of options sold under our TSO program.

As of December 31, 2011, there was $583 million of unrecognized compensation cost related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 2.1 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

The following table summarizes the activities for our unvested RSUs for the year ended December 31, 2011:

	Unvested Restricted Stock Units	
	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2010	6,671,971	$509.04
Granted	5,260,421	$ 531.20
Vested	(2,691,549)	$ 516.22
Forfeited/canceled	(418,195)	$ 538.01
Unvested at December 31, 2011	8,822,648	$ 520.27
Expected to vest after December 31, 2011(1)	7,903,328	$ 520.27

(1) RSUs expected to vest reflect an estimated forfeiture rate.

As of December 31, 2011, there was $3,727 million of unrecognized compensation cost related to unvested employee RSUs. This amount is expected to be recognized over a weighted-average period of 2.9 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

Note 14. 401(k) Plan

We have a 401(k) Savings Plan (401(k) Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 60% of their eligible compensation, subject to certain limitations. Employee and our contributions are fully vested when contributed. We contributed approximately $83 million, $100 million, and $136 million during 2009, 2010, and 2011.

Note 15. Income Taxes

Income before income taxes included income from domestic operations of $3,579 million, $4,948 million, and $4,693 million for 2009, 2010, and 2011, and income from foreign operations of $4,802 million, $5,848 million, and $7,633 million for 2009, 2010, and 2011. Substantially all of the income from foreign operations was earned by an Irish subsidiary.

The provision for income taxes consists of the following (in millions):

	Year Ended December 31,		
	2009	2010	2011
Current:			
Federal	$1,531	$1,657	$ 1,724
State	450	458	274
Foreign	148	167	248
Total	2,129	2,282	2,246
Deferred:			
Federal	(273)	(25)	452
State	13	47	(109)
Foreign	(8)	(13)	(0)
Total	(268)	9	343
Provision for income taxes	$1,861	$ 2,291	$2,589

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows (in millions):

	Year ended December 31,		
	2009	2010	2011
Expected provision at federal statutory tax rate (35%)	$2,933	$3,779	$ 4,314
State taxes, net of federal benefit	302	322	122
Stock-based compensation expense	63	79	105
Change in valuation allowance	(41)	(34)	27
Foreign rate differential	(1,339)	(1,769)	(2,001)
Federal research credit	(56)	(84)	(140)
Tax exempt interest	(15)	(12)	(10)
Non-deductible legal settlement	0	0	175
Other permanent differences	14	10	(3)
Provision for income taxes	$ 1,861	$ 2,291	$2,589

We have not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2011 because we intend to permanently reinvest such earnings outside the U.S. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability may be reduced by any foreign income taxes previously paid on these earnings. As of December 31, 2011, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $24.8 billion. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Deferred Tax Assets

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (in millions):

	As of December 31,	
	2010	2011
Deferred tax assets:		
Stock-based compensation expense	$ 299	$ 288
State taxes	207	138
Capital loss from impairment of equity investments	292	285
Settlement with the Authors Guild and AAP	39	35
Depreciation and amortization	20	0
Vacation accruals	35	52
Deferred rent	34	43
Accruals and reserves not currently deductible	244	268
Acquired net operating losses	132	156
State tax credit	0	55
Other	0	11
Total deferred tax assets	1,302	1,331
Valuation allowance	(292)	(333)
Total deferred tax assets net of valuation allowance	1,010	998
Deferred tax liabilities:		
Depreciation and amortization	0	(479)
Identified intangibles	(308)	(398)
Unrealized gains on investments and other	(56)	(90)
Other prepaids	(95)	(70)
Other	(27)	(33)
Total deferred tax liabilities	(486)	(1,070)
Net deferred tax assets (liabilities)	$ 524	$ (72)

As of December 31, 2011, our federal and state net operating loss carryforwards for income tax purposes were approximately $420 million and $310 million. If not utilized, the federal net operating loss carryforwards will begin to expire in 2018 and the state net operating loss carryforwards will begin to expire in 2014. The net operating loss carryforwards are subject to various annual limitations under Section 382 of the Internal Revenue Code.

As of December 31, 2011, our California research and development credit carryforwards for income tax purposes were approximately $55 million that can be carried over indefinitely. We believe it is more likely than not that a portion of the state tax credit will not be realized. Therefore, we have recorded a valuation allowance on the state tax credit carryforward in the amount of $48 million. We will reassess the valuation allowance quarterly and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

As of December 31, 2011, our federal and state capital loss carryforwards for income tax purposes were approximately $165 million and $422 million. We also have deferred tax assets for impairment losses that, if recognized, will be capital in nature. We believe that it is more likely than not that our deferred tax assets for capital losses and impairment losses will not be realized. Therefore, we have recorded a valuation allowance on both our federal and state deferred tax assets for these items in the amount of $285 million. We will reassess the valuation allowance quarterly and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

Uncertain Tax Positions

The following table summarizes the activity related to our gross unrecognized tax benefits from January 1, 2009 to December 31, 2011 (in millions):

Balance as of January 1, 2009	$ 721
Increases related to prior year tax positions	222
Decreases related to prior year tax positions	(1)
Increases related to current year tax positions	246
Balance as of December 31, 2009	1,188
Increases related to prior year tax positions	37
Decreases related to prior year tax positions	(197)
Decreases related to settlement with tax authorities	(47)
Decreases as a result of a lapse of applicable statute of limitation	(97)
Increases related to current year tax positions	256
Balance as of December 31, 2010	1,140
Increases related to prior year tax positions	77
Decreases related to prior year tax positions	(9)
Increases related to current year tax positions	361
Decreases related to settlement with tax authorities	(5)
Balance as of December 31, 2011	$1,564

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $814 million, $951 million, and $1,350 million as of December 31, 2009, 2010, and 2011.

As of December 31, 2010 and 2011, we had accrued $97 million and $129 million for payment of interest and penalties. Interest and penalties included in our provision for income taxes were not material in all the periods presented.

We and our subsidiaries are routinely examined by various taxing authorities. Although we file U.S. federal, U.S. state, and foreign tax returns, our two major tax jurisdictions are the U.S. and Ireland. During the three months ended December 31, 2007, the IRS completed its examination of our 2003 and 2004 tax years. We have filed an appeal with the IRS for certain issues related to this audit and no resolution of the issues has been achieved at this time, but we believe we have adequately provided for these items and any adverse results would have an immaterial impact on our unrecognized tax benefit balance within the next 12 months. The IRS is currently in examination of our 2007, 2008, and 2009 tax years. We do not expect the examination to be completed within the next 12 months. Therefore, we do not anticipate any significant impact to our unrecognized tax benefit balance in 2012, related to our 2007, 2008, and 2009 tax years.

Our 2010 and 2011 tax years remain subject to examination by the IRS for U.S. federal tax purposes, and our 2003 through 2011 tax years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. There are various other ongoing audits in various other jurisdictions that are not material to our financial statements.

Note 16. Information about Geographic Areas

Our chief operating decision-makers (i.e., chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable by our chief operating decision-makers, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenues by geography are based on the billing addresses of our customers. The following tables set forth revenues and long-lived assets by geographic area (in millions):

	Year Ended December 31,		
	2009	2010	2011
Revenues:			
United States	$ 11,194	$14,056	$ 17,560
United Kingdom	2,986	3,329	4,057
Rest of the world	9,471	11,936	16,288
Total revenues	$23,651	$ 29,321	$37,905

	As of December 31,	
	2010	2011
Long-lived assets:		
United States	$14,000	$15,963
International	2,289	3,853
Total long-lived assets	$ 16,289	$ 19,816

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included under the caption "Directors, Executive Officers and Corporate Governance" in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2011 (2012 Proxy Statement) and is incorporated herein by reference. The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K will be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included under the captions "Director Compensation," "Executive Compensation" and "Directors, Executive Officers and Corporate Governance—Corporate Governance and Board Matters—Compensation Committee Interlocks and Insider Participation" in the 2012 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included under the captions "Common Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2012 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the captions "Certain Relationships and Related Transactions" and "Directors, Executive Officers and Corporate Governance—Corporate Governance and Board Matters—Director Independence" in the 2012 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be included under the caption "Independent Registered Public Accounting Firm" in the 2012 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts

Allowance for Doubtful Accounts and Sales Credits	Balance at Beginning of Year	Charged to Expenses/ Against Revenue	Write-Offs, Net of Recoveries	Balance at End of Year
		(In millions)		
Year ended December 31, 2009	$80	$ 149	$(150)	$ 79
Year ended December 31, 2010	$ 79	$200	$(178)	$101
Year ended December 31, 2011	$101	$ 214	$(182)	$133

Note: Additions to the allowance for doubtful accounts are charged to expense. Additions to the allowance for sales credits are charged against revenues.

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012

GOOGLE INC.

By: /s/ LARRY PAGE

Larry Page
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry Page and Patrick Pichette, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LARRY PAGE **Larry Page**	Chief Executive Officer, Co-Founder and Director (Principal Executive Officer)	January 26, 2012
/s/ PATRICK PICHETTE **Patrick Pichette**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 26, 2012
Eric Schmidt	Executive Chairman	
/s/ SERGEY BRIN **Sergey Brin**	Co-Founder and Director	January 26, 2012
/s/ L. JOHN DOERR **L. John Doerr**	Director	January 26, 2012
/s/ DIANE B. GREENE **Diane B. Greene**	Director	January 26, 2012
/s/ JOHN L. HENNESSY **John L. Hennessy**	Director	January 26, 2012
/s/ ANN MATHER **Ann Mather**	Director	January 26, 2012
/s/ PAUL S. OTELLINI **Paul S. Otellini**	Director	January 26, 2012
/s/ K. RAM SHRIRAM **K. Ram Shriram**	Director	January 26, 2012
/s/ SHIRLEY M. TILGHMAN **Shirley M. Tilghman**	Director	January 26, 2012

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by reference herein Form	Date
1.01	Form of Distribution Agreement, dated April 20, 2007, among Google Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC (Distribution Agreement)	Current Report on Form 8-K (File No. 000-50726)	April 23, 2007
1.01.1	Amendment No. 1 to the Distribution Agreement among Google Inc. and J.P. Morgan Securities Inc. entered into as of July 20, 2007	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2007
1.01.2	Amendment Agreement, dated as of July 12, 2011, among Google Inc., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Management LLC, Credit Suisse Securities (USA) LLC, UBS AG, London Branch, and UBS Securities LLC	Current Report on Form 8-K (File No. 000-50726)	July 12, 2011
1.02	Form of Bidding Rules Agreement, dated April 20, 2007, among Google Inc., Morgan Stanley & Co. Incorporated, as Auction Manager and Bidder, Citigroup Global Markets Inc. as Warrant Agent and Bidder and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as Bidders (Bidding Rules Agreement)	Current Report on Form 8-K (File No. 000-50726)	April 23, 2007
1.02.1	Amendment No. 1 to the Bidding Rules Agreement among Google Inc. and J.P. Morgan Securities Inc., as Bidder entered into as of July 20, 2007	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2007
2.01	Agreement and Plan of Merger, by and among Google Inc., RB98 Inc., and Motorola Mobility Holdings, Inc., dated as of August 15, 2011	Current Report on Form 8-K (File No. 000-50726)	August 18, 2011
3.01	Third Amended and Restated Certificate of Incorporation of Registrant, as filed on August 24, 2004	Annual Report on Form 10-K (File No. 000-50726)	February 11, 2011
3.02	Amended and Restated Bylaws of Registrant, effective as of August 18, 2004	Annual Report on Form 10-K (File No. 000-50726)	February 11, 2011
4.01	Specimen Class A Common Stock certificate	Registration Statement on Form S-1, as amended (File No. 333-114984)	August 18, 2004

Exhibit Number		Description	Incorporated by reference herein Form	Date
4.02		Form of Warrant Agreement, dated April 20, 2007, among Google Inc., Citigroup Global Markets Inc. as Warrant Agent, and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Management LLC, and UBS AG, London Branch, as Warrantholders (Warrant Agreement)	Current Report on Form 8-K (File No. 000-50726)	April 23, 2007
4.02.1		Amendment No. 1 to the Warrant Agreement among Google Inc. and J.P. Morgan Securities Inc., as Warrantholder entered into as of July 20, 2007	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2007
4.03		Indenture, dated as of May 19, 2011 between Google Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	Current Report on Form 8-K (File No. 000-50726)	May 19, 2011
4.04		Form of 1.250% Note due 2014	Current Report on Form 8-K (File No. 000-50726)	May 19, 2011
4.05		Form of 2.125% Note due 2016	Current Report on Form 8-K (File No. 000-50726)	May 19, 2011
4.06		Form of 3.625% Note due 2021	Current Report on Form 8-K (File No. 000-50726)	May 19, 2011
4.07	♥	Deferred Compensation Plan	Registration Statement on Form S-8 (File No. 333-175180)	June 28, 2011
4.07.1	♥*	Amendment No. 1 to the Deferred Compensation Plan		
10.01		Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers	Registration Statement on Form S-1, as amended (File No. 333-114984)	July 12, 2004
10.02	♥	Google Executive Bonus Plan	Current Report on Form 8-K (File No. 000-50726)	March 28, 2007
10.03	♥	Letter Agreement, dated August 16, 2005, between Shirley M. Tilghman and Google Inc.	Current Report on Form 8-K (File No. 000-50726)	October 6, 2005
10.04	♥	Offer Letter, dated June 6, 2008, between Patrick Pichette and Google Inc.	Current Report on Form 8-K (File No. 00050726)	June 25, 2008
10.05	♥	Letter Agreement dated January 11, 2012, between Diane B. Greene and Google Inc.	Current Report on Form 8-K (File No. 00050726)	January 12, 2012
10.06	♥	1998 Stock Plan, as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2006
10.06.1	♥	1998 Stock Plan—Form of stock option agreement	Registration Statement on Form S-1, as amended (File No. 333-114984)	April 29, 2004

Exhibit Number		Description	Incorporated by reference herein Form	Date
10.07	♥	2000 Stock Plan, as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2006
10.07.1	♥	2000 Stock Plan—Form of stock option agreement	Registration Statement on Form S-1, as amended (File No. 333-114984)	April 29, 2004
10.08	♥	2003 Stock Plan, as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	May 10, 2007
10.08.1	♥	2003 Stock Plan—Form of stock option agreement	Registration Statement on Form S-1, as amended (File No. 333-114984)	April 29, 2004
10.9	♥	2003 Stock Plan (No. 2), as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	May 10, 2007
10.9.1	♥	2003 Stock Plan (No. 2)—Form of stock option agreement	Registration Statement on Form S-1, as amended (File No. 333-114984)	April 29, 2004
10.10	♥	2003 Stock Plan (No. 3), as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	May 10, 2007
10.10.1	♥	2003 Stock Plan (No. 3)—Form of stock option agreement	Registration Statement on Form S-1, as amended (File No. 333-114984)	April 29, 2004
10.11	♥	2004 Stock Plan, as amended	Current Report on Form 8-K (File No. 000-50726)	June 7, 2011
10.11.1	♥	2004 Stock Plan—Form of stock option agreement	Annual Report on Form 10-K (File No. 000-50726)	March 30, 2005
10.11.2	♥	2004 Stock Plan—Form of restricted stock unit agreement	Annual Report on Form 10-K (File No. 000-50726)	March 30, 2005
10.11.3	♥	2004 Stock Plan—Amendment to stock option agreements	Registration Statement on Form S-3 (File No. 333-142243)	April 20, 2007
10.11.4	♥	2004 Stock Plan—Form of stock option agreement (TSO Program)	Registration Statement on Form S-3 (File No. 333-142243)	April 20, 2007
10.12	♥	AdMob, Inc. 2006 Stock Plan and UK Sub-Plan of the AdMob, Inc. 2006 Stock Plan	Registration Statement on Form S-8 filed (File No. 333-167411)	June 9, 2010
10.13	♥	Applied Semantics, Inc. 1999 Stock Option/Stock Issuance Plan, as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2006
10.14	♥	Click Holding Corp. 2005 Stock Incentive Plan	Registration Statement on Form S-8 (File No. 333-149956)	March 28, 2008
10.15	♥	Keyhole, Inc. 2000 Equity Incentive Plan, as amended	Quarterly Report on Form 10-Q (File No. 000-50726)	August 9, 2006
10.16	♥	Picasa, Inc. Employee Bonus Plan	Registration Statement on Form S-8 (File No. 333-119378)	September 29, 2004
10.17	♥	YouTube, Inc. 2005 Stock Plan	Registration Statement on Form S-8 (File No. 333-138848)	November 20, 2006
12	*	Computation of Earnings to Fixed Charge Ratios		
21.01	*	Subsidiaries of the Registrant		

Exhibit Number		Description	Incorporated by reference herein Form	Date
23.01	*	Consent of Independent Registered Public Accounting Firm		
24.01	*	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)		
31.01	*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
31.02	*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
32.01	†	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		
101.INS		XBRL Instance Document		
101.SCH		XBRL Taxonomy Extension Schema Document		
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document		
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document		
101.LAB		XBRL Taxonomy Extension Label Linkbase Document		
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document		

♥ Indicates management compensatory plan, contract, or arrangement.
* Filed herewith.
† Furnished herewith.

Exhibit 31.01

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Larry Page, certify that:

1. I have reviewed this Annual Report on Form 10-K of Google Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2012

/S/ LARRY PAGE

Larry Page
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick Pichette, certify that:

1. I have reviewed this Annual Report on Form 10-K of Google Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2012

/s/ PATRICK PICHETTE

Patrick Pichette
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Page, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Google Inc. for the fiscal year ended December 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Google Inc.

Date: January 26, 2012

By:	/s/ LARRY PAGE
Name:	**Larry Page**
Title:	**Chief Executive Officer (Principal Executive Officer)**

I, Patrick Pichette, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Google Inc. for the fiscal year ended December 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Google Inc.

Date: January 26, 2012

By:	/s/ PATRICK PICHETTE
Name:	**Patrick Pichette**
Title:	**Senior Vice President and Chief Financial Officer (Principal Financial Officer)**

The foregoing certifications are not deemed filed with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), and are not to be incorporated by reference into any filing of Google Inc. under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

The "2012 Update from the CEO" and the "2012 Founders' Letter" included in this Annual Report contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements related to our ability to improve Google+, search and our other core products, our continued investments in mobile, Android and other areas of strategic focus and our planned recapitalization and proposed stock dividend. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. In particular, such risks and uncertainties include our ability to innovate, the competition that we face from various technology companies, our ability to manage regulatory scrutiny and legal proceedings, and our successful creation and issuance of the new Class C stock. Additional factors that could cause results to differ materially from those described in these forward-looking statements are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date they were made.

DIRECTORS AND OFFICERS AS OF MAY 2012

Directors

Larry Page
Chief Executive Officer
Google Inc.

Eric Schmidt
Executive Chairman of the Board of Directors
Google Inc.

Sergey Brin
Co-Founder
Google Inc.

L. John Doerr
General Partner
Kleiner Perkins Caufield & Byers

Diane B. Greene
Co-Founder, Former Chief Executive Officer & President
VMware, Inc.

John L. Hennessy
President, Stanford University

Ann Mather
Former Executive Vice President & Chief Financial Officer
Pixar

Paul S. Otellini
President & Chief Executive Officer
Intel Corporation

K. Ram Shriram
Managing Partner, Sherpalo Ventures

Shirley M. Tilghman
President, Princeton University

Executive Officers

Larry Page
Chief Executive Officer

Eric Schmidt
Executive Chairman of the Board of Directors

Sergey Brin
Co-Founder

Nikesh Arora
Senior Vice President and Chief Business Officer

David C. Drummond
Senior Vice President, Corporate Development and Chief Legal Officer

Patrick Pichette
Senior Vice President and Chief Financial Officer

STOCKHOLDER INFORMATION

For further information about Google, contact:

Investor Relations
Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
irgoog@google.com

You may also reach us by visiting the investor relations portion of our website at: http://investor.google.com

If you wish to receive stockholder information online, you can register at: http://google.client.shareholder.com/alerts.cfm?

Google's Class A common stock trades on the Nasdaq Global Select Market under the ticker symbol "GOOG".

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940
(866) 298-8535
(781) 575-2879
http://www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP